Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Gryphon Online Safety, Inc.
10265 Prairie Springs Road
San Diego, CA 92127
https://gryphonconnect.com/

Up to $2,000,000.00 Simple Agreement for Future Equity.
Minimum Target Amount: $20,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Gryphon Online Safety, Inc.
Address: 10265 Prairie Springs Road, San Diego, CA 92127
State of Incorporation: DE
Date Incorporated: June 19, 2014

Terms:

Simple Agreement for Future Equity

Offering Minimum: $20,000.00 of Simple Agreement for Future Equity.
Offering Maximum: $2,000,000.00 of Simple Agreement for Future Equity.
Type of Security Offered: Simple Agreement for Future Equity.
SAFE converts to Series A-1 Preferred Stock when the company raises $1,000,000.00 in a qualified equity financing.
Maturity Date: None
Valuation Cap: $35,000,000.00
Discount: 20.0%
Annual Interest Rate: 0.0%
Minimum Investment Amount (per investor): $500.00

Terms of the underlying Security

Underlying Security Name: Series A-1 Preferred Stock

Voting Rights:
Preferred votes with Common on an as-converted basis. In addition, separate class approval of the applicable Preferred series is required for major actions affecting that series.

Material Rights:

Distribution & Liquidation Preferences

Entitled to receive 1× its Original Issue Price (plus declared but unpaid dividends) before Common.

After payment of these amounts, remaining assets are shared pro rata among Common and Preferred on an as-converted basis.

Deemed Liquidation Events:

Include mergers, consolidations, or sales of substantially all assets unless holders retain majority voting power post-transaction.

Dividend rights

Dividends are non-cumulative. If dividends are declared on Common, they must be declared on Preferred on an as-converted basis.

*Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.

Investment Incentives & Bonuses*

<u>Loyalty Bonus:</u> Previous investors in Gryphon will receive 10% addition to the base discount.

<u>Time-Based Perks</u>

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 3% addition to the base discount.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 5% addition to the base discount.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 7% addition to the base discount.

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 10% addition to the base discount.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 12% addition to the base discount.

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 5% addition to the base discount.

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 5% addition to the base discount.

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 1% addition to the base discount.

Tier 2: Invest $5,000+ and receive 2% addition to the base discount.

Tier 3: Invest $10,000+ and receive 3% addition to the base discount.

Tier 4: Invest $25,000+ and receive 5% addition to the base discount.

Tier 5: Invest $50,000+ and receive 7% addition to the base discount.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Gryphon Online Safety, Inc. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Gryphon Online Safety, Inc. ("the Company") is a Delaware corporation headquartered in San Diego, California, and was first incorporated on June 19, 2014. Gryphon is an AI-powered edge network protection platform designed to secure home networks by protecting all connected devices without requiring software installations. We operate a dual business model that combines a direct-to-consumer subscription hardware product with a growing, high-margin recurring software and technology licensing business. Our consumer offering delivers comprehensive cybersecurity and digital well-being solutions for families, including parental controls, screen time management, and real-time threat detection. In parallel, we license our platform and technology to OEMs and partners, expanding Gryphon's reach beyond our own hardware.

We have demonstrated strong traction with $16 million in total revenue and over 95,000 Gryphon units deployed, safeguarding over 1.2 million devices. Investing in Gryphon provides exposure to a rapidly growing cybersecurity market projected to reach over $500 billion by 2030, leverages our differentiated device-agnostic, edge-based protection, and benefits from our established distribution network and three signed technology licensees with major OEMs.

Company Intellectual Property

The company has developed and secured a foundational patent portfolio of 12 issued patents with many others pending that is focused on network-level cybersecurity, parental controls, and IoT intrusion protection. The portfolio reflects a deliberate expansion from controlled browsing and remote content management to advanced statistical intrusion detection and connected device traffic protection in the home and beyond.

Competitors and Industry

Industry: The cybersecurity market is experiencing substantial growth, driven by an increasing number of connected devices and a rise in cybercrime, which has surged by 600% since COVID. As families become more reliant on digital devices, the demand for effective network protection continues to grow, which we believe positions Gryphon favorably in this expanding market.

Competitors: Major competitors in the space include companies like Norton, McAfee, and Bitdefender, which primarily focus on software-based solutions. Gryphon differentiates itself by offering a containerized software that's hardware-agnostic and easy to deploy that protects all devices at the network level, simplifying cybersecurity for families without requiring individual software installations.

Current Stage and Roadmap

Current Stage: Gryphon is currently in-market with a fully developed product suite that includes AI-powered threat detection and parental control features. Our solutions are actively deployed across numerous households, providing effective protection and user-friendly management through a mobile app.

Future Roadmap: In the short term, Gryphon plans to expand its product offerings with new features like AI-assisted digital parenting tools and enhanced parental controls. Medium-term goals include market expansion through partnerships with broadband service providers and OEMs, with contracts signed for significant hardware deployments, aiming to increase annual volume across our customer base.

The Team

Officers and Directors

Name: John Jun Wu

John Jun Wu's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Board Member & Principal Accounting Officer
  Dates of Service: August, 2016 - Present
  Responsibilities: CEO and Co-founder of the company

Name: Arup Bhattacharya

Arup Bhattacharya's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CTO & Board Member
  Dates of Service: January, 2016 - Present
  Responsibilities: Directing the technical roadmap of the company. Leading technology development and managing customer projects.

Name: Sanjeev Kumar

Sanjeev Kumar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: October, 2019 - Present
  Responsibilities: Outside board member and advisor

Other business experience in the past three years:

- Employer: The Kumar Law Firm
  Title: Partner
  Dates of Service: April, 2023 - Present
  Responsibilities: Business and intellectual property law

Name: Fleming Shi

Fleming Shi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: September, 2023 - Present
  Responsibilities: Outside board member and advisor

Other business experience in the past three years:

- Employer: Nitel
  Title: CTO
  Dates of Service: March, 2024 - Present
  Responsibilities: Technology development. Corporate IT, modernizing security posture, and driving cybersecurity initiatives to safeguard operations.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial

statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering SAFEs in the amount of up to $2,000,000.00 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or

service. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the SAFEs we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Gryphon Online Safety, Inc. was formed on June 19, 2014. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Gryphon Online Safety, Inc. has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval’s that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

The Simple Agreement for Future Equity has no rights to vote until the date of maturity
The SAFEs have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

Legal Proceedings
On December 30, 2019, a complaint was filed by Kajeet, Inc., a Delaware corporation ("Kajeet"), in the United States District Court for the District of Delaware. Kajeet alleges in its complaint that our products infringe on two patents held by Kajeet. We filed a motion to dismiss based on our belief that the claim is baseless. One of the asserted patents was the subject of inter partes review at the Patent Trial and Appeal Board (PTAB) and as of December 2022, the PTAB had determined all but one of the claims to be invalid. As of February 2024, the case of Kajeet Inc. vs Gryphon Online Safety, Inc. was closed without prejudice.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
John Wu	4,700,000	Common Stock	17.742%
John Wu	197,423	Series Seed Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, Series Seed Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock , Convertible Note, SAFE Note, SAFE Note, SAFE Note, SAFE Note, and Crowdfunding SAFE Note.

Common Stock

The amount of security authorized is 40,000,000 with a total of 10,756,391 outstanding.

Voting Rights

One vote per share. Common votes together with Preferred on an as-converted basis, except where Preferred is entitled to a separate class vote. No cumulative voting.

Material Rights

Distribution rights & preferences:

Common Stock has no preference and participates in dividends only after Preferred Stock rights are satisfied. After Preferred preferences are paid, Common participates pro rata on an as-converted basis.

Liquidation rights & preferences:

Upon liquidation or a Deemed Liquidation Event, Common Stock receives remaining assets after payment of all Preferred liquidation amounts.

Dividend rights:

Dividends are non-cumulative and may be declared only if equivalent dividends are paid to Preferred on an as-converted basis.

Series Seed Preferred Stock

The amount of security authorized is 9,582,809 with a total of 9,136,468 outstanding.

Voting Rights

Preferred votes with Common on an as-converted basis. In addition, separate class approval of the applicable Preferred series is required for major actions affecting that series.

Material Rights

Distribution & Liquidation Preferences

Senior only to Common; paid after A-1 and A-2. After payment of these amounts, remaining assets are shared pro rata among Common and Preferred on an as-converted basis.

Deemed Liquidation Events:

Include mergers, consolidations, or sales of substantially all assets unless holders retain majority voting power post-transaction.

Dividend rights

Dividends are non-cumulative. If dividends are declared on Common, they must be declared on Preferred on an as-converted basis.

Series A-1 Preferred Stock

The amount of security authorized is 9,100,000 with a total of 5,616,525 outstanding.

Voting Rights

Preferred votes with Common on an as-converted basis. In addition, separate class approval of the applicable Preferred series is required for major actions affecting that series.

Material Rights

Distribution & Liquidation Preferences

Entitled to receive 1× its Original Issue Price (plus declared but unpaid dividends) before Common.

After payment of these amounts, remaining assets are shared pro rata among Common and Preferred on an as-converted basis.

Deemed Liquidation Events:

Include mergers, consolidations, or sales of substantially all assets unless holders retain majority voting power post-transaction.

Dividend rights

Dividends are non-cumulative. If dividends are declared on Common, they must be declared on Preferred on an as-converted basis.

Series A-2 Preferred Stock

The amount of security authorized is 454,544 with a total of 454,544 outstanding.

Voting Rights

Preferred votes with Common on an as-converted basis. In addition, separate class approval of the applicable Preferred series is required for major actions affecting that series.

Material Rights

Distribution & Liquidation Preferences

Entitled to receive 1× its Original Issue Price (plus declared but unpaid dividends) before Common.

After payment of these amounts, remaining assets are shared pro rata among Common and Preferred on an as-converted basis.

Deemed Liquidation Events:

Include mergers, consolidations, or sales of substantially all assets unless holders retain majority voting power post-transaction.

Dividend rights

Dividends are non-cumulative. If dividends are declared on Common, they must be declared on Preferred on an as-converted basis.

Convertible Note

The security will convert into Series a-1 preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $300,000.00
Maturity Date: December 31, 2023
Interest Rate: %
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Qualified Financing of at least $2,000,000 in new gross proceeds before December 31, 2023, at a fixed conversion price of $1.2331 per share.

Material Rights

Automatic Conversion: The instrument automatically converts into Series A-1 Preferred Stock upon a Qualified Financing of at least $2,000,000 in new gross proceeds before December 31, 2023, at a fixed conversion price of $1.2331 per share.

Optional Conversion: If a non-Qualified Financing occurs, the investor may elect to convert. If not converted before December 31, 2023, the investor may convert at any time into Common Stock at the same fixed price. The instrument automatically converts into Common Stock immediately prior to an IPO.

Change of Control: If a Change of Control occurs before conversion, the investor receives the greater of the value of shares received if converted into Common Stock or a cash payment equal to the $300,000 purchase amount.

Dissolution / Bankruptcy: Upon dissolution or certain bankruptcy events, the investor is entitled to receive its $300,000 cash-out amount, junior to creditors and pari passu with preferred stock or similar convertible securities.

SAFE Note

The security will convert into Series a-1 preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $227,185.00
Interest Rate: %
Discount Rate: 10.0%
Valuation Cap: $31,500,000.00
Conversion Trigger: Next Equity Financing

Material Rights

Once converted, same as Series A-1 Preferred stock.

SAFE Note

The security will convert into Series a-1 preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $450,000.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $31,500,000.00
Conversion Trigger: Next Equity Financing

Material Rights

Once converted, same as Series A-1 Preferred stock.

SAFE Note

The security will convert into Series a-1 preferred stock. and the terms of the SAFE Note are outlined below:

Amount outstanding: $194,830.00
Interest Rate: %
Discount Rate: %
Valuation Cap: $35,000,000.00
Conversion Trigger: Next Equity Financing

Material Rights

Once converted, same as Series A-1 Preferred stock.

SAFE Note

The security will convert into Series a-1 preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $217,288.56
Maturity Date: March 30, 2024
Interest Rate: %
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Next Equity Financing

Material Rights

Once converted, same as Series A-1 Preferred stock.

Crowdfunding SAFE Note

The security will convert into Crowdfunding stock (as defined below) and the terms of the Crowdfunding SAFE Note are outlined below:

Amount outstanding: $0.00
Interest Rate: %
Discount Rate: 20.0%

Valuation Cap: $35,000,000.00
Conversion Trigger: $1,000,000

Material Rights

(a) Equity Financing.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) Liquidity Event.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "Cash-Out Amount"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount").

Additionally, if any of the Company's security holders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) Liquidation Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) Termination. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

Certain Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"Common Stock" means common stock of the Company.

"Conversion Price" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the Company's Series A-1 Preferred Stock.

"Equity Financing" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"Discount Price" means the lowest price per share of Equity Securities sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"Liquidity Event" means a Change of Control, a Direct Listing or an Initial Public Offering.

"Liquidity Price" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"Safe Price" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

What it means to be a minority holder

As a SAFE noteholder of the Company, you will have no voting rights. Even upon conversion of the notes, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $300,000.00
  Use of proceeds: Expand sales and marketing, operations, and R&D.
  Date: March 03, 2022
  Offering exemption relied upon: Regulation CF

- Type of security sold: SAFE
  Final amount sold: $217,288.56
  Use of proceeds: Expand sales and marketing, operations, and R&D.
  Date: September 30, 2022
  Offering exemption relied upon: Regulation CF

- Type of security sold: SAFE
  Final amount sold: $644,830.00
  Use of proceeds: Expand sales and marketing, operations, and R&D.
  Date: April 30, 2023
  Offering exemption relied upon: Regulation CF

- Type of security sold: SAFE
  Final amount sold: $227,185.00
  Use of proceeds: Expand sales and marketing, operations, and R&D.
  Date: December 18, 2024
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2023 was $1,932,463 compared to $2,389,044 in fiscal year 2024.

Increase of 23.6% due primarily to increased subscription sales and software licensing activities.

Cost of Sales

Cost of Sales for fiscal year 2023 was $1,135,887 compared to $784,625 in fiscal year 2024.

Cost of sales decreased by 30.9% due to revenue shift from hardware to subscriptions and licensing business.

Gross Margins

Gross margins for fiscal year 2023 were $796,576 compared to $1,604,419 in fiscal year 2024.

Gross margins improved 114% due to revenue shift from hardware to higher margin subscription and licensing business.

Expenses

Expenses for fiscal year 2023 were $2,210,520 compared to $1,584,072 in fiscal year 2024.

Expenses decreased due to operating efficiencies across marketing, sales, and R&D.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because historical revenue does not take into account the expected growth from the licensing business as we expand channels and distribution. Past cash was primarily generated through sales and equity investments.. Our goal is to grow our business primarily through recurring licensing activities while continuing to operate our direct to consumer business to validate new innovations for edge network protection.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of Dec 31, 2025, the Company has cash on hand of $320K with additional $50K available line of credit from HUM Capital.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations.

We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $500 for expenses related to operations.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 3 years. This is based on a projected monthly burn rate of $70,000 for expenses related to sales and marketing and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including additional lines of credit.

Indebtedness

- Creditor: HUM Capital
  Amount Owed: $210,000.00
  Interest Rate: 1.3%
  Maturity Date: September 30, 2026
  The Company's financing arrangement includes material rights typical for revenue-based financing facilities, including a first-priority lien on Company assets, restrictions on additional indebtedness, reporting and liquidity covenants, and rights to redirect revenue and accelerate repayment upon specified default events. The obligations are supported by a limited guarantee and a pledge of founder equity interests.

- Creditor: SBA EIDL Loan
  Amount Owed: $498,804.00
  Interest Rate: 3.75%
  Maturity Date: June 24, 2050
  The Company has an SBA disaster loan that includes customary government-lender protections, including a first-priority security interest in substantially all Company assets, restrictions on asset transfers and distributions, reporting obligations, and the SBA's right to accelerate repayment upon an event of default. Management believes these terms are standard for SBA-backed financings and do not restrict ordinary course operations.

- Creditor: John Wu
  Amount Owed: $28,018.00

Interest Rate: 15.0%
Maturity Date: April 01, 2026
The Company issued a senior secured promissory note that includes customary lender protections, including a first-priority security interest in substantially all Company assets, monthly amortization, and the right to accelerate repayment upon payment default or insolvency events. The note is prepayable at any time without penalty.

Related Party Transactions

- Name of Person: The Kumar Law Firm
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $6,999
  Material Terms: Fees paid for legal counsel on patent filings

- Name of Person: John Wu
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: $28,018
  Material Terms: The Company issued a senior secured promissory note that includes customary lender protections, including a first-priority security interest in substantially all Company assets, monthly amortization, and the right to accelerate repayment upon payment default or insolvency events. The note is prepayable at any time without penalty.

Valuation

Valuation Cap: $35,000,000.00

Valuation Cap Details: The valuation cap (and any applicable discount) included in this security is used solely for purposes of determining the price per share upon conversion of the SAFE notes into equity in a future financing transaction, if any. The valuation cap does not represent the Company's current valuation, enterprise value, or fair market value, and should not be viewed as an indication of the price at which the Company's securities may be valued in any future financing, liquidity event, or other transaction.

Use of Proceeds

If we raise the Target Offering Amount of $20,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- R&D
  92.5%
  Support additional software development.

If we raise the over allotment amount of $2,000,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  7.5%

- Sales and Marketing
  32.5%
  Expand sales and marketing team for software and technology licensing.

- Operations and Support
  30.0%
  Customer support, infrastructure, software maintenance, and other operating expenses necessary to support the Company's services and customers.

- R&D
  30.0%
  Product development, software enhancements, and ongoing improvement of the Company's AI-powered technology platform for edge network protection.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://gryphonconnect.com/ (https://gryphonconnect.com//investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gryphon

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Gryphon Online Safety, Inc.

[See attached]

GEORGE DIMOV CPA
CERTIFIED PUBLIC ACCOUNTANT FIRM

600 B Street Ste 300, San Diego,
CA 92101
(833) 829-1120
WWW.DIMOVTAX.COM

INDEPENDENT AUDITOR'S REPORT

To: Management and Those Charged with Governance
Gryphon Online Safety, Inc.
10265 Prairie Springs Road,
San Diego, CA 92127
United States

Opinion

We have audited the accompanying financial statements of Gryphon Online Safety, Inc., which comprise balance sheet as of December 31, 2024, and the related statements of income, stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gryphon Online Safety, Inc. as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Gryphon Online Safety, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the organization's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the organization's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the organization's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Sincerely,

George Dimov, CPA
San Diego, CA
April 28, 2025

Gryphon Online Safety, Inc.

BALANCE SHEET
as of December 31, 2024

US Dollars	Note	December 31, 2024	December 31, 2023
Assets			
Cash and cash equivalents		267,766	82,149
Accounts receivable		65,017	-
Inventory, net		185,986	285,130
Prepaid expenses		3,139	2,193
Deposits		50,891	94,665
Other receivables	4	132,447	147,082
Total current assets		**705,246**	**611,219**
Intangible assets, net	3	1,579,346	1,797,159
Total assets		**2,284,592**	**2,408,378**
Liabilities and Stockholders' Equity			
Accounts payable and accrued expenses		1,504,545	1,293,548
Deferred revenue and customer deposits		447,406	541,080
Short term notes payable	5	105,332	41,472
Accrued Interest - long term notes		3,650	11,977
Convertible equity instruments, net of discount	6	517,289	517,289
Total current liabilities		**2,578,222**	**2,405,366**
Long Term notes payable	5	500,000	500,000
SAFE Notes, net of discount	7	742,352	585,042
Total liabilities		**3,820,574**	**3,490,408**

The notes on pages 11-20 form an integral part of the financial statements.
The independent auditor's report is on pages 3-4.

Balance Sheet as of December 31, 2024 (continued)

US Dollars	Note	December 31, 2024	December 31, 2023
Stockholders' Equity			
Series Seed Preferred stock, 9,136,468 shares	8	914	914
Series A-1 Preferred stock, 5,616,525 shares	8	562	562
Series A-2 Preferred stock, 454,544 shares	8	45	45
Common stock, 10,756,391 shares	9	1,076	1,076
Additional paid-in capital		11,077,473	10,957,473
Accumulated deficit		(12,616,052)	(12,042,100)
Total stockholders' equity		**(1,535,982)**	**(1,082,030)**
Total liabilities and stockholders' equity		**2,284,592**	**2,408,378**

The notes on pages 11-20 form an integral part of the financial statements.
The independent auditor's report is on pages 3-4.

Gryphon Online Safety, Inc.

INCOME STATEMENT
for the year ended December 31, 2024

US Dollars	**Note**	**For the year ended December 31, 2024**	**For the year ended December 31, 2023**
Net revenue			
Product		880,176	1,061,216
Service and other		1,508,868	871,247
Total net revenue		**2,389,044**	**1,932,463**
Cost of goods sold		(784,625)	(1,135,887)
Gross profit		1,604,419	796,576
Operating expenses			
Operations		350,447	428,796
Sales and marketing		666,001	916,773
General and administrative		242,340	320,429
Research and development		325,284	544,522
Total operating expenses		**1,584,072**	**2,210,520**
Loss from operations		20,347	(1,413,944)
Other income (expense)			
Interest expense		(33,596)	(40,045)
Interest income		-	1
Amortization		(535,703)	(628,833)
Total other income (expense)		**(569,299)**	**(668,877)**
Net loss before income tax		(548,952)	(2,082,821)
Provision for income tax		-	-
Net loss		**(548,952)**	**(2,082,821)**

The notes on pages 11-20 form an integral part of the financial statements.
The independent auditor's report is on pages 3-4.

Gryphon Online Safety, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Series Seed Preferred Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Common Stock		Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Paid-In Capital	Deficit	Equity
Balance on December 31, 2022	**9,136,468**	**$ 914**	**5,616,525**	**$ 562**	**454,544**	**$ 45**	**10,756,391**	**$ 1,076**	**$ 10,743,927**	**$ (9,959,279)**	**$ 787,245**
Stock based compensation	-	-	-	-	-	-	-	-	$ 213,546	-	$ 213,546
Net Loss	-	-	-	-	-	-	-	-	-	$ (2,082,821)	$ (2,082,821)
Balance on December 31, 2023	**9,136,468**	**$ 914**	**5,616,525**	**$ 562**	**454,544**	**$ 45**	**10,756,391**	**$ 1,076**	**$ 10,957,473**	**$ (12,042,100)**	**$ (1,082,030)**
Stock based compensation	-	-	-	-	-	-	-	-	$ 120,000	-	$ 120,000
Prior period adjustment	-	-	-	-	-	-	-	-	-	$ (25,000)	$ (25,000)
Net Loss	-	-	-	-	-	-	-	-	-	$ (548,952)	$ (548,952)
Balance on December 31, 2024	**9,136,468**	**$ 914**	**5,616,525**	**$ 562**	**454,544**	**$ 45**	**10,756,391**	**$ 1,076**	**$ 11,077,473**	**$ (12,616,052)**	**$ (1,535,982)**

The notes on pages 11-20 form an integral part of the financial statements.
The independent auditor's report is on pages 3-4.

Gryphon Online Safety, Inc.

STATEMENT OF CASH FLOWS
for the year ended December 31, 2024

US Dollars	Note	For the year ended December 31, 2024	For the year ended December 31, 2023
Cash flows from operating activities			
Net loss		(548,952)	(2,082,821)
Adjustments to reconcile net loss to net cash used by operating activities:			
Amortization		535,703	561,140
Amortization of debt discount		-	67,694
Stock based compensation		120,000	213,546
Allowance for inventory loss		246,488	(17,656)
Prior period adjustment		(25,000)	-
Changes in operating assets and liabilities:			
Accounts receivable		(65,017)	-
Inventory		(147,344)	589,611
Prepaid expenses		(946)	53,178
Deposits		43,774	48,247
Other receivables		14,635	1,231
Accounts payable and accrued expenses		210,997	235,247
Accrued interest		(8,327)	(13,451)
Deferred revenue and customer deposits		(93,674)	21,519
Net cash provided (used) by operating activities		**282,337**	**(322,515)**
Cash flows from investing activities			
Payments for the purchase of intangible assets		(317,890)	(380,277)
Net cash used by investing activities		**(317,890)**	**(380,277)**

The notes on pages 11-20 form an integral part of the financial statements.
The independent auditor's report is on pages 3-4.

Statement of Cash Flows for the year ended December 31, 2024 (continued)

US Dollars	Note	For the year ended December 31, 2024	For the year ended December 31, 2023
Cash flows from financing activities			
Proceeds from issuance of short-term notes payable		249,600	104,000
Repayment of short-term notes payable		(185,740)	(203,415)
Proceeds from issuance of convertible equity instruments		170,065	644,830
Payment of issuance costs for convertible equity instruments		(12,755)	(59,788)
Net cash provided (used) by financing activities		**221,170**	**485,627**
Net increase (decrease) in cash and cash equivalents		185,617	(217,165)
Cash and cash equivalents, beginning of year		82,149	299,314
Cash and cash equivalents, end of year		**267,766**	**82,149**
Supplemental Cash Flow Information:			
Cash paid for interest		**41,561**	**53,496**
Cash paid for taxes		-	-

The notes on pages 11-20 form an integral part of the financial statements.
The independent auditor's report is on pages 3-4.

Gryphon Online Safety, Inc.
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2024 and 2023

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Gryphon Online Safety, Inc. ("the Company") is a Delaware corporation headquartered in San Diego, California, that provides WiFi routers and software which utilize artificial intelligence-based learning to make the internet a safer place for children, and all connected devices. The routers include a mobile application for real time management of all connected devices and allow collaboration with others. The Company has also begun licensing its software for use on hardware sold by others.

Statement of Compliance

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

These financial statements are presented in US Dollars, unless otherwise indicated. These financial statements have been prepared under the historical cost convention, except for the evaluation of certain financial instruments carried at fair value.

Use of Estimates

The preparation of financial statements conforms to accounting principles generally accepted in the United States of America ("US GAAP"). Those principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Due to the inherent uncertainty in making those estimates, actual results reported in future periods could differ from such estimates.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Going Concern

The Company's management has made an assessment of the Company's ability to continue as a going concern and is satisfied that the Company has the resources to continue in business for the foreseeable future. Furthermore, management is not aware of any material uncertainties that may cast significant doubt upon the Company's ability to continue as a going concern. Therefore, the financial statements continue to be prepared on the going concern basis.

The Company has yet to achieve positive cash flow from operations and has incurred losses from inception of $12,616,052 which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's ability to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Revenue Recognition and Deferred Revenue

The Company accounts for revenue arising from contracts with customers pursuant to ASC Topic 606, which outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily derives revenue from the sale of its WiFi routers and licenses to use its security software. The Company enters into contracts with customers that include promises to transfer products and services, which are generally distinct and can be accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to the customer, in amounts that reflect the consideration allocated to the various performance obligations. Certain products are sold with a software license included. The revenue component related to hardware is recognized when the product is shipped to the customer. Revenue attributable to the use of the security software is deferred and recognized on a monthly basis as the performance obligation is satisfied. Amounts received for prepayments of additional terms of use of the security software and for extended warranty services are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract.

The Company began licensing its software for use on hardware sold by others in 2024. Revenue related to customizing the software for others' use is recognized as the expenses related to the customization work are incurred. Licensing fees will be paid monthly, quarterly or annually, based on the terms of the software licensing agreement and the number of units subscribed to use the software.

Freight and Shipping Costs

Freight and shipping costs are expensed as incurred.

<u>Inventory</u>

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence or shrinkage, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2024 and 2023, the Company determined that allowances of $50,000 and $197,344, respectively were necessary. The reserve at December 31, 2023 includes $150,000 for parts that one of the Company's suppliers expects to scrap as a result of previous years' supply chain issues. Certain previously ordered inventory units will not be built as the Company has begun selling newer products. This $150,000 reserve is presented as part of Accounts payable and accrued expenses at December 31, 2024.

Returns are recognized on the date the returned inventory is received by the Company or its sales channel partners.

At December 31, 2024 and 2023, inventory consisted of completed hardware units.

<u>Intangibles</u>

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2024 or 2023.

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software*. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop final products are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2024 or 2023.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the years ended December 31, 2024 and 2023, the Company recognized $325,284 and $544,522 in research and development costs, respectively.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2024 and 2023, the Company recognized $666,001 and $916,773 in advertising costs, respectively.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Financial Accounting Standards Board (FASB) ASC 740. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Current year taxable income (loss) varies from income (loss) before current year tax expense primarily due to the method of revenue recognition and the use of accelerated amortization for tax reporting purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2024 and 2023, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible, in accordance with ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2024 and 2023, the Company determined that no allowances were necessary.

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with FASB ASC Topic 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Concentrations

Approximately 51% and 80% of revenue for 2024 and 2023 respectively is generated through one online seller. In addition, approximately 90% and 82% of inventory at the year ended December 31, 2024 and 2023 respectively is held by this online seller. The loss of the ability to sell the Company's products via this online seller would cause significant negative impact on the Company's operations.

SAFE Notes

The Company began issuing Simple Agreement for Future Equity ("SAFE") notes to investors during the year ended December 31, 2023. The SAFE notes provide the investors the right to certain shares of the Company's capital stock upon a future equity financing. The SAFE notes include a provision allowing for the investors to receive a portion of the proceeds upon a change of control equal to the greater of their investment amount or the amount payable based upon a number of shares of common stock equal to the investment amount divided by the liquidity price. The SAFE notes are recorded as a long-term liability at their estimated fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.
>
> *Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).
>
> *Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Gryphon Online Safety, Inc.
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2024 and 2023

The carrying amounts reported in the balance sheets approximate their fair value. Fair value of stock options issued during the years ended December 31, 2024 and 2023 were determined using level 3 inputs.

NOTE 3 – INTANGIBLE ASSETS (NET)

Intangible assets consist of the following at December 31:

	December 31, 2024	December 31, 2023
Software	$ 4,353,237	$ 4,035,347
Other Intangible Assets	447	447
	4,353,684	4,035,794
Accumulated Amortization	(2,774,338)	(2,238,635)
	$ 1,579,346	**$ 1,797,159**

Amortization expense for the years ended December 31, 2024 and 2023, was $535,703 and $561,140, respectively.

NOTE 4 – OTHER RECEIVABLES

Other Receivables consist of the following at December 31:

	December 31, 2024	December 31, 2023
Sales channel partner holdbacks	$ 126,460	$ 135,160
Other	5,987	11,922
	$ 132,447	**$ 147,082**

Sales channel partner holdbacks are an accumulation of payments from customers that have not yet transferred to the Company's bank account.

NOTE 5 – SHORT-TERM AND LONG-TERM DEBT

SHORT TERM DEBT

In July 2024, the Company received $150,000 of proceeds from a loan from an individual. The loan accrues interest at a rate of 12% per annum and matures in July 2025. During the year ended December 31, 2024, the Company incurred $6,421 of interest expense on this short-term loan.

In July 2024, the Company received $39,600 of proceeds from an advance against future receivables from a payment processing vendor to provide working capital. The fixed fee for the advance was $3,600. Payments approximating 17% of sales through this channel are due periodically until the advance is repaid. At December 31, 2024, $15,663 remained outstanding on this advance.

In March 2024, the Company received $60,000 of proceeds from a loan from an individual. The loan accrues interest at a rate of 15% per annum and matured in December 2024. During the year ended December 31, 2024, the Company incurred $3,812 of interest expense on this short-term loan.

In May 2023, the Company received $55,000 of proceeds from an advance against future receivables from a sales channel partner to provide working capital. The fixed fee for the advance was $6,325. Payments approximating 15% of sales through this channel were due periodically until the advance was repaid in January 2024.

In August 2023, the Company received $49,000 of proceeds from a commercial loan. The loan accrues interest at a rate of 9.49% per annum and matured in May 2024. During the year ended December 31, 2024, the Company incurred $660 of interest expense on this short-term loan.

In August 2022, the Company received $150,000 of proceeds from a commercial loan. The loan accrues interest at a rate of 15.77% per annum and matured in January 2024. During the year ended December 31, 2024, the Company incurred $299 of interest expense on this short-term loan.

LONG TERM DEBT

In 2021 and 2022, the Company received proceeds from an SBA loan totaling $500,000. The SBA loan is secured by substantially all of the Company's assets and accrues interest at 3.75% per annum. The loan matures in June 2050. During the year ended December 31, 2024, the Company incurred $18,804 of interest expense on this long-term loan.

Following is a summary of long-term minimum debt payments required over the next 5 years:

2025	$113,228
2026	11,466
2027	11,904
2028	12,309
2029	12,828
Thereafter	443,597
	$605,332

NOTE 6 – CONVERTIBLE EQUITY INSTRUMENTS

During the year ended December 31, 2022, the Company received $517,289 of proceeds from the issuance of convertible equity instruments that mature in December 2023. These instruments do not bear interest and may convert to 419,502 shares of preferred stock upon the following:

1. Upon the Company receiving cash of a specified amount ($2,000,000 – $5,000,000) for the sale of the Company's shares ("Qualified Financing"), the purchase amount will be automatically converted into shares of Company preferred stock at a price of the lower of 80% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

2. Holders may elect to convert outstanding principal into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

3. Upon maturity, outstanding principal must be converted into a number of Preferred shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

The Company incurred $81,233 of costs associated with the issue of these instruments. Amortization expense for the years ended December 31, 2024 and 2023 included $0 and $67,694 respectively of amortization of expense related to the issue of the convertible equity instruments.

NOTE 7 – SAFE NOTES

The Company began issuing Simple Agreement for Future Equity ("SAFE") notes to investors during the year ended December 31, 2023, receiving $814,895 in proceeds from the sale of these notes. These notes do not bear interest and will convert to shares of Company stock upon the following:

1. Upon the Company completing an Equity Financing, at which time the SAFE will automatically convert into shares of Company preferred stock at a price defined in the agreement.

2. Upon a Liquidity Event, SAFE holders will receive the greater of cash equal to the purchase amount or shares of common stock equal to the purchase amount divided by the liquidity price, as defined in the agreement.

The Company incurred $72,543 of costs associated with the issue of these notes. Amortization of these costs will begin in 2024.

NOTE 8 - PREFERRED STOCK

The Company has 19,137,353 $0.0001 par value shares of Preferred Stock authorized at December 31, 2024 and 2023. At December 31, 2024 and 2023, there were issued and outstanding preferred shares of 15,207,537.

At December 31, 2024 and 2023, the authorized Preferred Stock consists of 9,582,809 shares designated Series Seed, 9,100,000 shares designated Series A-1 and 454,544 shares designated Series A-2.

The holders of all classes of Preferred Stock have the following rights and preferences: The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote. Holders of Preferred Stock are entitled to dividends before any other Preferred Stock or Common Stock holders. Preferred stock maintains liquidation preferences at the original issue price, plus any declared but unpaid dividends. Preferred stock is convertible at any time into common stock at the conversion price. Preferred Stock holders owning 300,000 or more shares have the right of first refusal to purchase newly issued securities, in amounts sufficient to maintain their current overall ownership percentage.

NOTE 9 – COMMON STOCK

The Company has 40,000,000, $0.0001 par value shares of common stock authorized at December 31, 2024 and 2023.

Gryphon Online Safety, Inc.
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2024 and 2023

During the year ended December 31, 2024, the Company issued 176,500 stock options to employees for services. In addition, stock options issued in prior years continued to vest during the current year. The Company recognized $120,000 of stock compensation expense related to stock options during the year ended December 31, 2024. During the year ended December 31, 2023, the Company issued 380,000 stock options for services and recognized $213,546 of stock compensation expense.

During the years ended December 31, 2024 and 2023, the Company issued no shares of common stock from exercised stock options.

A summary of option activity for the periods is as follows:

	Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Term
Outstanding December 31, 2022	**1,392,500**	**$ 0.22**	**7.5**
Granted	380,000	0.47	10.0
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2023	**1,772,500**	**0.33**	**7.0**
Granted	176,500	0.47	10.0
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2024	**1,949,000**	**$ 0.34**	**6.3**

Options exercisable at December 31, 2024 and 2023 are 1,478,958 and 1,179,792, respectively.

The options issued during 2024 and 2023 vest ratably over periods of one to four years. At December 31, 2024, there are 470,042 unvested stock options outstanding and approximately $45,000 of unrecognized stock-based compensation expense.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

	December 31,	
	2024	2023
Expected life (years)	1-4	1-4
Risk-free interest rate	4.25-4.35%	4.06%
Expected volatility	50%	50%
Annual dividend yield	0%	0%

Gryphon Online Safety, Inc.
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2024 and 2023

NOTE 10 - WARRANTS

A summary of warrant activity for the years ended December 31, 2024 and 2023 is as follows:

	Warrants - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2022	**446,341**	**$ 0.71**	**4.6**
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2023	**446,341**	**0.71**	**3.6**
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2024	**446,341**	**$ 0.71**	**2.6**

These warrants were vested in full upon issue, valued using the Black Scholes Merton pricing model and stock compensation expense was recognized in the year of issue.

NOTE 11 – INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to amortizable assets using accelerated amortization methods for income tax purposes, stock-based compensation expense and net operating loss carryforwards. As of December 31, 2024 and 2023, the Company had net deferred tax assets before valuation allowance of $3,716,533 and $3,565,922, respectively. As of December 31, 2024, and 2023, the Company had net deferred tax liabilities before valuation allowance of $0 and $0, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31, 2024	December 31, 2023
Deferred tax assets:		
Net operating loss carryforwards	$ 3,658,655	$ 3,492,209
Deferred revenue timing difference	(27,165)	6,241
Stock-based compensation	34,800	61,928
Research and development tax credit carryforwards	50,243	5,544
Total deferred tax assets	3,716,533	3,565,922
Deferred tax liabilities:		
Total deferred tax liabilities	-	-
Valuation allowance	(3,716,533)	(3,565,922)
Net deferred tax assets	**$ -**	**$ -**

The Company assessed the need for a valuation allowance against net deferred tax assets and determined a full valuation allowance is appropriate, due to taxable losses for the years ended December 31, 2024 and 2023 and no history of generating taxable income. Therefore, valuation allowances of $3,716,533 and $3,565,922 were recorded as of December 31, 2024 and 2023, respectively. Deferred tax assets and liabilities were calculated using the Company's combined effective tax rate, which is estimated to be 29%. The effective rate is reduced to 0% due to the full valuation allowance on the net deferred tax assets.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. In December 2019, the Company was sued for patent infringement. One of the asserted patents was the subject of inter partes review at the Patent Trial and Appeal Board (PTAB) and as of December 2022, the PTAB had determined all but one of the claims to be invalid. As of February 2024, the case was closed without prejudice. The Company anticipates that there will be no financial impact arising out of this matter.

NOTE 13 – RELATED PARTIES

During the years ended December 31, 2024 and 2023, the Company paid $6,999 and $12,104 respectively for legal counsel to a firm in which one of the directors is a partner.

NOTE 14 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 28, 2025, the date these financial statements were available to be issued. Subsequent to December 31, 2024:

The Company continues to sell the remaining approved Series A-1 Preferred Stock under a Reg CF offering or to accredited investors or institutions.

Item 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on March 31, 2021)
2.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on March 31, 2021)
3.1	Form of Amended and Restated Investor Rights Agreement (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on March 31, 2021)
3.2	Form of Amended and Restated Right of First Refusal and Co-Sale Agreement (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on March 31, 2021)
3.3	Form of Amended and Restated Voting Agreement (incorporated by reference to Exhibit 3.3 to the Offering Statement on Form 1-A filed on March 31, 2021)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gryphon Online Safety Inc.

/s/ John Wu
Chief Executive Officer
Date: April 29, 2025

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ John Wu
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director

Date: April 29, 2025

F&A

INDEPENDENT AUDITORS' REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Board of Directors and Management of
Gryphon Online Safety, Inc.
San Diego, California

Opinion

We have audited the financial statements of Gryphon Online Safety, Inc. ("the Company") (a Delaware corporation), which comprise the balance sheets as of December 31, 2023 and 2022 and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Gryphon Online Safety, Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Gryphon Online Safety, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company has yet to achieve positive cash flows from operations and has incurred losses from inception and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Gryphon Online Safety, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Gryphon Online Safety, Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude, whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Gryphon Online Safety, Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
April 29, 2024

AICPA 2024

Gryphon Online Safety, Inc.
Balance Sheets

	December 31, 2023	December 31, 2022
Assets		
Current assets		
Cash and cash equivalents	$ 82,149	$ 299,314
Inventory, net	285,130	857,085
Prepaid expenses	2,193	55,371
Deposits	94,665	142,912
Other receivables	147,082	148,313
Total current assets	611,219	1,502,995
Intangible assets, net	1,797,159	1,978,022
Total assets	$ 2,408,378	$ 3,481,017
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable and accrued expenses	$ 1,293,548	$ 1,058,301
Deferred revenue and customer deposits	541,080	519,561
Short term notes payable	41,472	140,887
Accrued Interest - long term notes	11,977	25,428
Convertible equity instruments, net of discount	517,289	449,595
Total current liabilities	2,405,366	2,193,772
Long Term notes payable	500,000	500,000
SAFE Notes, net of discount	585,042	-
Total liabilities	3,490,408	2,693,772
Commitments and contingencies		
Stockholders' equity		
Series Seed Preferred stock, 9,136,468 shares issued and outstanding at December 31, 2023 and 2022	914	914
Series A-1 Preferred stock, 5,616,525 shares issued and outstanding at December 31, 2023 and 2022	562	562
Series A-2 Preferred stock, 454,544 shares issued and outstanding at December 31, 2023 and 2022	45	45
Common stock, 10,756,391 shares issued and outstanding at December 31, 2023 and 2022	1,076	1,076
Additional paid-in capital	10,957,473	10,743,927
Accumulated deficit	(12,042,100)	(9,959,279)
Total stockholders' equity	(1,082,030)	787,245
Total liabilities and stockholders' equity	$ 2,408,378	$ 3,481,017

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Operations

	For the years ended December 31,	
	2023	**2022**
Net revenue		
Product	$ 1,061,216	$ 1,460,657
Service and other	871,247	685,498
Total net revenue	1,932,463	2,146,155
Cost of goods sold	(1,135,887)	(1,370,464)
Gross profit	796,576	775,691
Operating expenses		
Operations	428,796	536,820
Sales and marketing	916,773	1,592,632
General and administrative	320,429	453,154
Research and development	544,522	798,329
Total operating expenses	2,210,520	3,380,935
Loss from operations	(1,413,944)	(2,605,244)
Other income (expense)		
Interest expense	(40,045)	(29,581)
Interest income	1	104
Amortization	(628,833)	(539,597)
Total other income (expense)	(668,877)	(569,074)
Net loss before income tax	(2,082,821)	(3,174,318)
Provision for income tax	-	-
Net loss	$ (2,082,821)	$ (3,174,318)

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Changes in Stockholders' Equity

	Series Seed Preferred Stock		Series A-1 Preferred Stock		Series A-2 Preferred Stock		Common Stock		Additional	Accumulated	Total Stockholders'
	Shares	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**	**Paid-In Capital**	**Deficit**	**Equity**
Balance on December 31, 2021	9,136,468	$ 914	5,616,525	$ 562	454,544	$ 45	10,746,391	$ 1,075	$ 10,634,186	$ (6,784,961)	$ 3,851,821
Issuance of stock under employee stock plans							10,000	1	-		1
Stock based compensation	-	-	-	-	-	-	-	-	109,741	-	109,741
Net Loss	-	-	-	-	-	-	-	-	-	(3,174,318)	(3,174,318)
Balance on December 31, 2022	9,136,468	914	5,616,525	562	454,544	45	10,756,391	1,076	10,743,927	(9,959,279)	787,245
Stock based compensation	-	-	-	-	-	-	-	-	213,546	-	213,546
Net Loss	-	-	-	-	-	-	-	-	-	(2,082,821)	(2,082,821)
Balance on December 31, 2023	9,136,468	$ 914	5,616,525	$ 562	454,544	$ 45	10,756,391	$ 1,076	$ 10,957,473	$ (12,042,100)	$ (1,082,030)

See accompanying notes

Gryphon Online Safety, Inc.
Statements of Cash Flows

	Year ended December 31, 2023	Year ended December 31, 2022
Cash flows from operating activities		
Net loss	$ (2,082,821)	$ (3,174,318)
Adjustments to reconcile net loss to net cash used by operating activities:		
Amortization	561,140	526,058
Amortization of debt discount	67,694	13,539
Stock based compensation	213,546	109,741
Allowance for inventory loss	(17,656)	155,000
Changes in operating assets and liabilities:		
Inventory	589,611	668,152
Prepaid expenses	53,178	20,373
Deposits	48,247	34,403
Other receivables	1,231	(42,370)
Accounts payable and accrued expenses	235,247	429,527
Accrued interest	(13,451)	17,276
Deferred revenue and customer deposits	21,519	96,824
Net cash used by operating activities	(322,515)	(1,145,795)
Cash flows from investing activities		
Payments for the purchase of intangible assets	(380,277)	(858,500)
Net cash used by investing activities	(380,277)	(858,500)
Cash flows from financing activities		
Proceeds from issuance of short term notes payable	104,000	260,887
Repayment of short term notes payable	(203,415)	(120,000)
Proceeds from issuance of long term notes payable	-	350,000
Proceeds from exercise of stock options	-	1
Proceeds from issuance of convertible equity instruments	644,830	517,289
Payment of issuance costs for convertible equity instruments	(59,788)	(81,233)
Net cash provided by financing activities	485,627	926,944
Net increase (decrease) in cash and cash equivalents	(217,165)	(1,077,351)
Cash and cash equivalents, beginning of year	299,314	1,376,665
Cash and cash equivalents, end of year	$ 82,149	$ 299,314
Supplemental Cash Flow Information:		
Cash paid for interest	$ 53,496	$ 10,805
Cash paid for taxes	$ -	$ -

See accompanying notes

Gryphon Online Safety, Inc.
NOTES TO THE FINANCIAL STATEMENTS
For the years ended December 31, 2023 and 2022

NOTE 1 – DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Gryphon Online Safety, Inc. ("the Company") is a Delaware corporation headquartered in San Diego, California, that provides WiFi routers and software which utilize artificial intelligence-based learning to make the internet a safer place for children, and all connected devices. The router comes with a mobile application for real time management of all connected devices and allows collaboration with others.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain judgments, estimates and assumptions that affect the amounts reported in the financial statements and the disclosures made in the accompanying notes. Despite the Company's intention to establish accurate estimates and use reasonable assumptions, actual results may differ from the estimates.

Revenue Recognition and Deferred Revenue

The Company accounts for revenue arising from contracts with customers pursuant to ASC Topic 606, which outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company primarily derives revenue from the sale of its WiFi routers and licenses to use its security software. The Company enters into contracts with customers that include promises to transfer products and services, which are generally distinct and can be accounted for as separate performance obligations. Revenue is recognized when the promised goods or services are transferred to the customer, in amounts that reflect the consideration allocated to the various performance obligations. Certain products are sold with a software license included. The revenue component related to hardware is recognized when the product is shipped to the customer. Revenue attributable to the use of the security software is deferred and recognized on a monthly basis as the performance obligation is satisfied. Amounts received for prepayments of additional terms of use of the security software and for extended warranty services are recorded as deferred revenue and recognized as revenue on a monthly basis over the term of the contract.

Freight and Shipping Costs

Freight and shipping costs are expensed as incurred.

Inventory

Inventory is stated at the lower of cost or net realizable value and is accounted for using the first-in-first-out method ("FIFO"). The Company analyzes inventory for any potential obsolescence or shrinkage, and records impairment and obsolescence reserve against inventory as deemed necessary. At December 31, 2023 and 2022, the Company determined that allowances of $197,344 and $215,000, respectively were necessary. The reserve at December 31, 2023 includes $150,000 for parts that one of the Company's suppliers expects to scrap as a result of previous years' supply chain issues. Certain ordered inventory units will not be built as the Company has begun selling newer products.

Returns are recognized on the date the returned inventory is received by the Company or its sales channel partners.

At December 31, 2023 and 2022, inventory consisted of completed hardware units.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2023 or 2022.

Costs for internally developed software to be marketed to outside users are recorded pursuant to ASC Section 985 *Software*. Research and development costs prior to attaining 'technological feasibility' are expensed as incurred. Costs incurred thereafter to develop final products are capitalized and amortized over an estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of internally-developed software assets, including the useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2023 or 2022.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred. During the years ended December 31, 2023 and 2022, the Company recognized $544,522 and $798,329 in research and development costs, respectively.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2023 and 2022, the Company recognized $916,773 and $1,592,632 in advertising costs, respectively.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in Financial Accounting Standards Board (FASB) ASC 740. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Current year taxable income (loss) varies from income (loss) before current year tax expense primarily due to the method of revenue recognition and the use of accelerated amortization for tax reporting purposes.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2023 and 2022, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Accounts Receivable and Allowance for Uncollectible Accounts

Accounts receivable are recorded at the amount the Company expects to collect. The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible, in accordance with ASU 2016-13, *Measurement of Credit Losses on Financial Instruments*. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At December 31, 2023 and 2022, the Company had no accounts receivable.

Stock-Based Compensation

The Company accounts for stock-based compensation issued to employees in accordance with FASB ASC Topic 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

Concentrations

Approximately 80% and 82% of revenue for 2023 and 2022 respectively is generated through one online seller. In addition, approximately 82% and 58% of inventory at the year ended December 31, 2023 and 2022 respectively is held by this online seller. The loss of the ability to sell the Company's products via this online seller would cause significant negative impact on the Company's operations.

SAFE Notes

The Company began issuing Simple Agreement for Future Equity ("SAFE") notes to investors during the year ended December 31, 2023. The SAFE notes provide the investors the right to certain shares of the Company's capital stock upon a future equity financing. The SAFE notes include a provision allowing for the investors to receive a portion of the proceeds upon a change of control equal to the greater of their investment amount or the amount payable based upon a number of shares of common stock equal to the investment amount divided by the liquidity price. The SAFE notes are recorded as a long-term liability at their estimated fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through April 29, 2024, the date these financial statements were available to be issued. Subsequent to December 31, 2023:

In February 2024, the Company entered into a Software License Agreement with a major telecommunications equipment provider to allow the use of the Company's software on their hardware devices. Licensing fees will be paid quarterly based on the number of units subscribed to use the software.

The Company issued 152,500 stock options which vest over a four-year period, beginning in January 2023.

In March 2024, the Company received $60,000 of proceeds from a loan from a member of the company's Board of Directors. The loan accrues interest at a rate of 15% per annum and matures in December 2024.

The Company continues to sell the remaining approved Series A-1 Preferred Stock under a Reg CF offering or to accredited investors or institutions. An additional 114,378 shares have been sold, generating $130,462 in net proceeds.

NOTE 2 – FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value. Fair value of stock options issued during the years ended December 31, 2023 and 2022 were determined using level 3 inputs.

NOTE 3 – INTANGIBLE ASSETS (NET)

Intangible assets consist of the following at December 31:

	December 31, 2023	December 31, 2022
Software	$ 4,035,347	$ 3,655,070
Other Intangible Assets	447	447
	4,035,794	3,655,517
Accumulated Amortization	(2,238,635)	(1,677,495)
	$ 1,797,159	$ 1,978,022

Amortization expense for the years ended December 31, 2023 and 2022, was $561,140 and $526,058, respectively.

NOTE 4 – OTHER RECEIVABLES

Other Receivables consist of the following at December 31:

	December 31, 2023	December 31, 2022
Sales channel partner holdbacks	$ 135,160	$ 95,725
Other	11,922	52,588
	$ 147,082	$ 148,313

Sales channel partner holdbacks are an accumulation of payments from customers that have not yet transferred to the Company's bank account.

NOTE 5 – SHORT TERM AND LONG TERM DEBT

SHORT TERM DEBT

In August 2022, the Company received $150,000 of proceeds from a commercial loan. The loan accrues interest at a rate of 15.77% per annum and matures in January 2024. During the During the year ended December 31, 2023, the Company incurred $13,274 of interest expense on this short-term loan.

In May 2023, the Company received $55,000 of proceeds from an advance against future receivables from a sales channel partner to provide working capital. The fixed fee for the advance was $6,325. Payments approximating 15% of sales through this channel are due periodically until the advance is repaid. At December 31, 2023, $2,239 remained outstanding on this advance. It was paid in full in January 2024.

In August 2023, the Company received $49,000 of proceeds from a commercial loan. The loan accrues interest at a rate of 9.49% per annum and matures in May 2024. During the year ended December 31, 2023, the Company incurred $1,298 of interest expense on this short-term loan.

LONG TERM DEBT

In 2021 and 2022, the Company received proceeds from an SBA loan totaling $500,000. The SBA loan is secured by substantially all of the Company's assets and accrues interest at 3.75% per annum. The loan matures in June 2050. During the year ended December 31, 2023, the Company incurred $18,750 of interest expense on this long-term loan.

Following is a summary of long-term minimum debt payments required over the next 5 years:

2024	$	41,472
2025		7,896
2026		11,466
2027		11,904
2028		12,309
Thereafter		456,425
	$	541,472

NOTE 6 – CONVERTIBLE EQUITY INSTRUMENTS

During the year ended December 31, 2022, the Company received $517,289 of proceeds from the issuance of convertible equity instruments that mature in December 2023. These instruments do not bear interest and may convert to 419,502 shares of preferred stock upon the following:

1. Upon the Company receiving cash of a specified amount ($2,000,000 – $5,000,000) for the sale of the Company's shares ("Qualified Financing"), the purchase amount will be automatically converted into shares of Company preferred stock at a price of the lower of 80% of the price paid for the shares as part of the Qualified Financing, or the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

2. Holders may elect to convert outstanding principal into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

3. Upon maturity, outstanding principal must be converted into a number of common shares of the Company at a price equal to the quotient of the valuation cap and the fully diluted capitalization of the Company, as defined in the agreement.

The Company incurred $81,233 of costs associated with the issue of these instruments. Amortization expense for the years ended December 31, 2023 and 2022 included $67,694 and $13,539 respectively of amortization of expense related to the issue of the convertible equity instruments.

NOTE 7 – SAFE NOTES

The Company began issuing Simple Agreement for Future Equity ("SAFE") notes to investors during the year ended December 31, 2023, receiving $644,830 in proceeds from the sale of these notes. These notes do not bear interest and will convert to shares of Company stock upon the following:

1. Upon the Company completing an Equity Financing, at which time the SAFE will automatically convert into shares of Company preferred stock at a price defined in the agreement.

2. Upon a Liquidity Event, SAFE holders will receive the greater of cash equal to the purchase amount or shares of common stock equal to the purchase amount divided by the liquidity price, as defined in the agreement.

The Company incurred $59,788 of costs associated with the issue of these notes. Amortization of these costs will begin in 2024.

NOTE 8 - PREFERRED STOCK

The Company has 19,137,353 $0.0001 par value shares of Preferred Stock authorized at December 31, 2023 and 2022. At December 31, 2023 and 2022, there were issued and outstanding preferred shares of 15,207,537.

At December 31, 2023 and 2022, the authorized Preferred Stock consists of 9,582,809 shares designated Series Seed, 9,100,000 shares designated Series A-1 and 454,544 shares designated Series A-2.

The holders of all classes of Preferred Stock have the following rights and preferences: The holders of Preferred Stock are entitled to vote, together with the holders of common stock as a single class, on all matters submitted to stockholders for a vote and have the right to vote the number of shares equal to the number of shares of common stock into which each share of Preferred Stock could convert on the record date for determination of stockholders entitled to vote. Holders of Preferred Stock are entitled to dividends before any other Preferred Stock or Common Stock holders. Preferred stock maintains liquidation preferences at the original issue price, plus any declared but unpaid dividends. Preferred stock is convertible at any time into common stock at the conversion price. Preferred Stock holders owning 300,000 or more shares have the right of first refusal to purchase newly issued securities, in amounts sufficient to maintain their current overall ownership percentage.

NOTE 9 – COMMON STOCK

The Company has 40,000,000, $0.0001 par value shares of common stock authorized at December 31, 2023 and 2022.

During the year ended December 31, 2023, the Company issued 380,000 stock options to employees for services. In addition, stock options issued in prior years continued to vest during the current year. The Company recognized $213,546 of stock compensation expense related to stock options during the year ended December 31, 2023. During the year ended December 31, 2022, the Company issued 470,000 stock options for services and recognized $109,741 of stock compensation expense.

During the year ended December 31, 2023, the Company issued no shares of common stock from exercised stock options. During the year ended December 31, 2022, the Company issued 10,000 shares of common stock at an average price of $0.0001 per share, for cash proceeds of $1 from exercised stock options.

A summary of option activity for the periods is as follows:

	Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Term
Outstanding December 31, 2021	1,055,500	$ 0.22	7.7
Granted	470,000	0.46	10.0
Exercised	(10,000)	-	-
Expired/Forfeited	(123,000)	0.40	-
Outstanding December 31, 2022	1,392,500	0.29	7.5
Granted	380,000	0.47	10.0
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2023	1,772,500	0.33	7.0

Options exercisable at December 31, 2023 and 2022 are 1,179,792 and 838,177, respectively.

The options issued during 2023 and 2022 vest ratably over periods of one to four years. At December 31, 2023, there are 592,708 unvested stock options outstanding and approximately $65,637 of unrecognized stock-based compensation expense.

The Company estimates the fair value of stock options using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

	December 31,	
	2023	2022
Expected life (years)	1-4	1-4
Risk-free interest rate	4.06 %	2.64 - 3.46%
Expected volatility	50 %	50 %
Annual dividend yield	0 %	0 %

NOTE 10 - WARRANTS

A summary of warrant activity for the years ended December 31, 2023 and 2022 is as follows:

	Warrants - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2021	446,341	$ 0.71	5.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2022	446,341	0.71	4.6
Granted	-	-	-
Exercised	-	-	-
Expired/Forfeited	-	-	-
Outstanding December 31, 2023	446,341	0.71	3.6

These warrants were vested in full upon issue, valued using the Black Scholes Merton pricing model and stock compensation expense was recognized in the year of issue.

NOTE 11 – INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to amortizable assets using accelerated amortization methods for income tax purposes, stock-based compensation expense and net operating loss carryforwards. As of December 31, 2023 and 2022, the Company had net deferred tax assets before valuation allowance of $3,565,922 and $2,901,730, respectively. As of December 31, 2023, and 2022, the Company had net deferred tax liabilities before valuation allowance of $0 and $0, respectively. The following table presents the deferred tax assets and liabilities by source:

	December 31,	
	2023	**2022**
Deferred tax assets:		
Net operating loss carryforwards	$ 3,492,209	$ 2,859,407
Deferred revenue timing difference	6,241	28,079
Stock-based compensation	61,928	8,700
Research and development tax credit carryforwards	5,544	5,544
Total deferred tax assets	3,565,922	2,901,730
Deferred tax liabilities:		
Total deferred tax liabilities	-	-
Valuation allowance	(3,565,922)	(2,901,730)
Net deferred tax assets	$ -	$ -

The Company assessed the need for a valuation allowance against net deferred tax assets and determined a full valuation allowance is appropriate, due to taxable losses for the years ended December 31, 2023 and 2022 and no history of generating taxable income. Therefore, valuation allowances of $3,565,922 and $2,901,730 were recorded as of December 31, 2023 and 2022, respectively. Deferred tax assets and liabilities were calculated using the Company's combined effective tax rate, which is estimated to be 29%. The effective rate is reduced to 0% due to the full valuation allowance on the net deferred tax assets.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. In December 2019, the Company was sued for patent infringement. One of the asserted patents was the subject of inter partes review at the Patent Trial and Appeal Board (PTAB) and as of December 2022, the PTAB had determined all but one of the claims to be invalid. As of February 2024, the case was closed without prejudice. The Company anticipates that there will be no financial impact arising out of this matter.

NOTE 13 - GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has yet to achieve positive cash flow from operations and has incurred losses from inception of $12,042,100 which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's ability to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 14 – RELATED PARTIES

During the years ended December 31, 2023 and 2022, the Company paid $12,104 and $79,480 respectively for legal counsel to a firm in which one of the directors is a partner.

Item 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit No.	Description
2.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 2.1 to the Offering Statement on Form 1-A filed on March 31, 2021)
2.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 2.2 to the Offering Statement on Form 1-A filed on March 31, 2021)
3.1	Form of Amended and Restated Investor Rights Agreement (incorporated by reference to Exhibit 3.1 to the Offering Statement on Form 1-A filed on March 31, 2021)
3.2	Form of Amended and Restated Right of First Refusal and Co-Sale Agreement (incorporated by reference to Exhibit 3.2 to the Offering Statement on Form 1-A filed on March 31, 2021)
3.3	Form of Amended and Restated Voting Agreement (incorporated by reference to Exhibit 3.3 to the Offering Statement on Form 1-A filed on March 31, 2021)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gryphon Online Safety Inc.

/s/ John Wu
Chief Executive Officer
Date: April 29, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ John Wu
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director

Date: April 29, 2024

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest in Gryphon

The edge network security platform families trust to protect their home, now licensed by leading network equipment manufacturers

Gryphon protects home internet traffic using AI at the router level, intelligently safeguarding all devices connected to the network, including smartphones, laptops, smart TVs, gaming consoles, and IoT devices, from a single location. More than 95,000 Gryphon routers sold, protecting over 1.2 million devices and blocking over 118 million cybersecurity threats such as malware, phishing attempts, and harmful websites. The company reached profitability in the second half of 2025, with 63% of revenue coming from subscriptions and software licensing agreements with Nokia, Motorola, and others.
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One Simple Solution for Your Network Security
GRYPHON

Invest Now

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REASONS TO INVEST

- **Real-World Deployment:** More than 95,000 units are active in homes, protecting over 1.2 million connected devices from cyber threats.
- **Recurring Revenue Base:** Subscriptions and licensing now account for 63% of total revenue.
- **OEM Licensing in Market:** Nokia, Motorola, and others have signed agreements to embed Gryphon's software in their router platforms.

TEAM



John Jun Wu • CEO, Board Member Co-Founder & Principal Accounting Officer

John invented MiFi, the mobile hotspot, which was named one of the world's top technology gadgets of 2009. He spent 28 years in wireless networking, including leadership roles at Motorola, and personally holds 30 patents in networking and IoT. He founded Gryphon after a personal experience highlighted the limits of device-level controls and applied his background to secure the home at the router.

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Arup Bhattacharya • CTO, Board Member and Co-Founder

Arup led software development for MiFi and previously ran the engineering team at PortalPlayer, where he helped build the media chip used in multiple generations of Apple iPods. He brings over 30 years of experience developing software platforms for consumer hardware and designed Gryphon's router-agnostic, containerized architecture.

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Sanjeev Kumar • Board Member

Former COO of PortalPlayer, which sold to Nvidia for over $350M. Early investor and advisor to Gryphon.

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Fleming Shi • Board Member

Former CTO of Barracuda Networks, a $4B cybersecurity company. Investor and advises on network protection and security strategy.

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Mark Bowles • Board Advisor

Co-founder of Truvian and ecoATM. Investor and advises on scaling hardware-software businesses in consumer markets.

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Product/Company Pitch

Gryphon's smart home routers protect every device connected to the internet from online threats using built-in security software that is powered with AI. With the increasing complexity of home networks and the rise in cyberattacks and harmful or explicit content, it's more critical than ever to ensure robust protection at the network level. The system handles all network traffic, allowing one platform to cover phones, laptops, TVs, gaming consoles, smart devices, and guest connections without relying on device-by-device installs.


GRYPHON
Parent
Jesse
John
Premium Protection
# of Malware Blocked
9
Security Status
Threats Detected

As home networks grow more complex, having a universal layer of intelligent security at the network's entry point becomes increasingly important. Families add devices constantly, share access with guests, and rely on systems that don't always support security software. Network-level protection keeps coverage consistent across the household and avoids the gaps and workarounds common with device-based tools.

The same software that runs on Gryphon's routers now runs inside partner hardware through licensing agreements with equipment manufacturers and service providers. This round will help us expand deployments, support active partner rollouts, and continue development tied to subscriptions and embedded software already in use.

The Problem

Home networks have become one of the least protected parts of consumer cybersecurity.

The average household now connects around 17 devices to the internet, often from different manufacturers, running different operating systems, and sharing the same network. Many of those devices cannot run security software at all. Others rely on apps that can be disabled, bypassed, or broken by software updates.

As a result, security is fragmented, creating gaps that allow cyber threats to slip through and harmful content to go unfiltered. This can lead to increased exposure to compromised devices, data leakage, and unauthorized access to sensitive personal information, alongside unfiltered access to explicit or age-inappropriate content for children. Guest devices often connect without safeguards, while visibility into network activity is limited or nonexistent, making it difficult to detect and respond to threats. Applying consistent security and content policies across the entire network becomes impractical, amplifying both cyber risk and digital safety concerns. Common breakdowns include:


GRYPHON®
Common breakdowns include
Security and control apps that users can disable
No single view of what is happening across all connections
Guest devices that bypass existing safeguards
Tools that protect individual devices but not the network
Smart TVs, gaming consoles, and IoT devices with no protection

Device-level tools respond after traffic reaches an endpoint. By that point, exposure has already occurred. Managing security one device at a time is complicated and adds effort without addressing the underlying risks.

The Solution

Gryphon protects families from digital threats, including harmful content, identity theft, malware, phishing, and other malicious activity at the point where internet traffic enters the home. By operating directly at the network edge, **Gryphon secures every connected device through a single, unified system**, eliminating the need for device-by-device software installs. Phones, laptops, TVs, gaming consoles, smart devices, and guest connections all pass through the same layer of protection.

Network-level enforcement keeps security and parental controls consistent as households add devices or share access. Protection does not depend on operating systems, apps, or user behavior, and it remains in place without breaking after software updates or being disabled on individual devices.


The platform provides
Network-wide protection for all connected devices, including guest access
Real-time detection of malware, phishing attempts, and harmful sites
Protection that stays in place without relying on device-level software
Content filtering and screen time rules are applied across the entire network

Gryphon's technology is protected by **12 issued and other pending patents** and is fully **containerized**, allowing it to run on virtually any hardware platform. This architecture makes the solution easy for **equipment manufacturers and service providers** to embed, deploy, scale, and accelerate time to market while enabling flexible, recurring monetization models through licensing and subscriptions.

Through licensed deployments, OEMs and service providers integrate Gryphon's software directly into their own routers and network offerings, extending the same proven protection beyond Gryphon-branded hardware.

Protection extends beyond the home through HomeBound™, Gryphon's patented cloud-based virtual router and mobile protection solution. HomeBound™ preserves the same network-level security policies, content filtering, and parental controls on mobile devices as they move onto cellular networks or public Wi-Fi, ensuring continuous protection wherever families connect.

Market

Home network security sits within a large and expanding **global cybersecurity market**, driven by the growing dependence of daily life on internet connectivity. Work, education, entertainment, communication, and smart-home devices increasingly rely on a secure home network, making the router the primary gateway to the digital world.


Market
$82B
U.S. cybersecurity spending reached roughly $82 billion in 2024
90%
U.S. households subscribe to broadband internet in 2024
96%
96% of U.S. adults use the internet in 2024
17
The average U.S. internet household connects around 17 devices in 2024

(Source 1, Source 2)

These dynamics extend globally. Worldwide internet usage now exceeds **6 billion users**, broadband and mobile connectivity continue to expand across developed and emerging markets, and device density per household is steadily increasing. As a result, hundreds of millions of households rely on a single network access point to connect everything—from phones and laptops to TVs, gaming systems, and smart devices.

This positions the router as the **natural control point for security and content enforcement**. Rather than protecting devices individually, securing the network itself enables consistent protection across all connected devices and users.

Many consumer security tools don't account for that reality. Some depend on apps installed on individual devices. Others offer basic features bundled with hardware. As homes add more devices and people move between locations, those tools become harder to manage and less reliable from a security perspective.

We believe security software designed to run directly on routers fits this environment more naturally. One system can protect the entire household and also run inside routers sold by equipment manufacturers and service providers. That's why many router makers choose to license security software rather than build and maintain their own consumer tools.

From a market perspective, global cybersecurity spending is projected to exceed **$500 billion by the end of the decade**, with home and small-network protection representing a large, under-penetrated segment. With over **1.5 billion** **broadband households worldwide**, even modest adoption at the network level represents a multi-tens-of-billions-dollar opportunity.

Traction

Gryphon first gained traction through direct consumer sales, with families buying the product to manage cyber security across all their internet connected devices at home. Those early deployments created a large installed base and provided operating data from live networks.

As usage increased, our customers adopted subscriptions for advanced controls and mobile protection, generating recurring revenue in addition to hardware sales. Over time, our software platform proved viable beyond consumer hardware, and we successfully expanded through third-party partnerships, embedding our technology into their devices via licensing agreements.

This shift to a subscription-based revenue model significantly increased our margins and made our business profitable in the second half of 2025. With the growth of recurring revenue, our distribution expanded through partners, allowing us to scale without proportional increases in customer acquisition or operating costs.



Traction
95,000+
units deployed
118M
threats blocked
1.2M
devices protected
23.6%
year-over-year revenue growth (2024)
2025
Profitable operations in Q3 and Q4 of 2025
$17M
Over $17M in total sales
63%
of revenue from subscriptions and licensing
$13M+
raised across prior crowdfunding rounds
Licensing agreements including Nokia and BDI, Motorola Licensee
GRYPHON

Our next phase builds on this foundation. Work is underway to expand existing OEM deployments, add new service provider relationships that are already in discussion, and continue product development to support growth in licensing and subscriptions. The focus remains on scaling channels that are already producing recurring revenue.

How We Make Money

Gryphon earns revenue from direct-to-consumer sales and software licensing agreements.


GRYPHON®
Software Licensing
OEM partners pay per-device fees when Gryphon's software is activated on their hardware.
Partners handle manufacturing and distribution.
Gryphon supplies the software, updates, and technical support.
Direct-to-Consumer
Routers are sold through Gryphon's website and Amazon, priced between $199 and $299.
Monthly subscriptions range from $9.99 to $14.99 for advanced features and HomeBound mobile protection.
GRYPHON®
Parent
Jesse
John
Premium Protection
Security Status
Threats Detected
PASSPORT Password Manager

Licensing revenue carries higher margins and scales without the costs associated with hardware sales.

Use Of Funds

Gryphon will use the current raise to help scale areas of the business that already show traction. The focus stays on expanding software licensing, supporting partner deployments, and continuing product development as usage grows.

Funds break down as follows:


Use of Funds
30%
Research and Development
Gryphon will fund product development, including AI-assisted digital parenting features, platform improvements, and expanded diagnostics capabilities.
7.5%
Working Capital
The company will maintain flexibility to support day-to-day operations and manage growth-related expenses.
30%
Operations and Support
The company will invest in customer operations, cloud infrastructure, software maintenance, and the resources required to support a growing installed base.
32.5%
Sales and Marketing
Gryphon will expand sales efforts focused on OEM licensing and service provider relationships, and will continue to support direct-to-consumer channels.

Please see the Company's Form C filing for complete information regarding the Use of Proceeds.

Invest In Gryphon Online Safety

Gryphon has live deployments, recurring revenue, and signed licensing agreements with established networking equipment manufacturers.

The business is built around securing home internet networks as they continue to grow in complexity, with distribution expanding through both consumer sales and embedded partnerships.

Investors can participate as Gryphon scales its software licensing footprint and recurring revenue base.


GRYPHON®
Invest in Gryphon
Online Safety

ABOUT

HEADQUARTERS
10265 Prairie Springs Road
San Diego, CA 92127

WEBSITE
View Site

Gryphon protects home internet traffic using AI at the router level, intelligently safeguarding all devices connected to the network, including smartphones, laptops, smart TVs, gaming consoles, and IoT devices, from a single location. More than 95,000 Gryphon routers sold, protecting over 1.2 million devices and blocking over 118 million cybersecurity threats such as malware, phishing attempts, and harmful websites. The company reached profitability in the second half of 2025, with 63% of revenue coming from subscriptions and software licensing agreements with Nokia, Motorola, and others.

TERMS

Gryphon

Overview

INTEREST RATE
0.0%

VALUATION CAP
$35M

AMOUNT RAISED
$0

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Simple Agreement for Future Equity

DISCOUNT
20.0%

CONVERSION TRIGGER
$1,000,000

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$2,284,592	$2,408,378
Cash & Cash Equivalents	$267,766	$82,149
Accounts Receivable	$65,017	$0
Short-Term Debt	$2,578,222	$2,405,366
Long-Term Debt	$1,242,352	$1,085,042
Revenue & Sales	$2,389,044	$1,932,463
Costs of Goods Sold	$784,625	$1,135,887
Taxes Paid	$0	$0
Net Income	-$548,952	-$2,082,821

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

A Crowdfunding Simple Agreement for Future Equity (Crowdfunding SAFE) offers you the right to receive Series A-1 Preferred Stock in Gryphon. The amount of Series A-1 Preferred Stock you will receive in the future will be determined at the next equity round in which the Company raises at least $1,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $35,000,000.00 Valuation Cap or if less, then you will receive a 20.00% discount on the price the new investors are paying. You will receive no interest on your investment. When the maturity date is reached, if the Crowdfunding SAFE has not converted then you are entitled to receive Series A-1 Preferred Stock equal to your investment back at a price per security by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Bonus discount subject to adjustment of bonus discounts for StartEngine noteholders. See discount bonus below.*

Investment Incentives & Bonuses*

Loyalty Bonus: Previous investors in Gryphon will receive 10% addition to the base discount.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 3% addition to the base discount.

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 5% addition to the base discount.

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 7% addition to the base discount.

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 10% addition to the base discount.

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 12% addition to the base discount.

Flash Perk 1: Invest $2,500+ between days 35 - 40 and receive 5% addition to the base discount.

Flash Perk 2: Invest $2,500+ between days 60 - 65 and receive 5% addition to the base discount.

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 1% addition to the base discount.

Tier 2: Invest $5,000+ and receive 2% addition to the base discount.

Tier 3: Invest $10,000+ and receive 3% addition to the base discount.

Tier 4: Invest $25,000+ and receive 5% addition to the base discount.

Tier 5: Invest $50,000+ and receive 7% addition to the base discount.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus discounts from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Gryphon Online Safety, Inc. will offer a 10% additional discount bonus for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

Eligible StartEngine noteholders will receive a 10% bonus discount on the note in this Offering. For example, this would mean your discount percentage would be 30% instead of 20%.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

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StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

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Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

JOHN (CEO)

When I started Gryphon in 2016, I wanted to solve a real problem that my own family faced.

As the number of devices on the home internet grows - now 17 on average - they also open the door to real risks: adult content, cyberbullying, online predators, and identity theft.

Cybercrime worldwide has risen over 600% since covid, yet parents are left managing safety - device by device, app by app.

Protection is fragmented. Oversight is limited. And threats are often discovered only after damage was done.

So we built Gryphon to protect users at the network level - automatically, intelligently, and before the threats ever reach a device.

At a time where the Internet is constantly evolving, Gryphon’s mission is to empower families to stay safe and ahead of whatever new threats arise. Over the years, we’ve seen that this approach works.

Our technology is protected by 12 patents, we’ve shipped over 95,000 Gryphons, raised over $13M from noted angel groups including ATI and Frontier Angels, protected more than a million endpoints, have been featured in Forbes, Tom's Guide, PC Mag, Bloomberg, and achieved over 15M dollars in lifetime revenue.

Today, Gryphon has reached profitability in the second half of 2025.(optional).

But what’s most exciting is where this technology is taking us next...

While many people know Gryphon for our hardware, our fastest-growing business today is software licensing.

We’ve taken the same AI-powered, network-level protection that families trust in their homes, and embedded it directly into networking equipment used by broadband service providers and global manufacturers.

Instead of selling one device at a time, we license Gryphon’s software at a massive scale - to companies that already serve millions of customers.

In just the past year, that strategy has delivered real results.

We’ve signed software agreements with global leaders like Nokia and BDI, a Motorola licensee, with additional OEMs and service providers already in our pipeline.

These partners don’t come to Gryphon for an idea.

They come because our technology is tested, deployable, and ready now to help add real value to their customers.

And once Gryphon software is embedded, it becomes recurring, high-margin revenue.

ARUP (CTO)

What makes this possible is Gryphon’s architecture.

Our software is hardware-agnostic, containerized, and designed to deploy directly at the network edge - without impacting speed or latency.

That’s critical for carriers and OEMs.

They can integrate Gryphon quickly, monetize new services immediately, and deliver real protection without redesigning their systems.

This is why global partners trust Gryphon at scale.

JOHN

Importantly, we’re not abandoning our original mission. But expanding on it!!

Our consumer products continue to generate revenue, validation, and feedback - and they help fuel innovation across the platform.

But software licensing is how Gryphon aims to scale.

It’s how we plan to move from tens of thousands to tens of millions of homes - globally.

The cybersecurity market is projected to grow to over $500B by 2030.

What’s been missing is easy-to-use intelligent protection at the network layer, where threats can be stopped before they ever reach a device.

This round allows us to accelerate that momentum - expand partnerships, grow our licensing footprint, and build the future of edge-based network security.

We invite you to join us as an investor as we work on scaling Gryphon into a global software platform.

Thank you.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "GRYPHON ONLINE SAFETY, INC.", FILED IN THIS OFFICE ON THE TWENTY-SIXTH DAY OF MARCH, A.D. 2021, AT 9:21 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

5473836 8100
SR# 20211066429

Authentication: 202842553
Date: 03-29-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:21 PM 03/26/2021
FILED 09:21 PM 03/26/2021
SR 20211066429 - File Number 5473836

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF GRYPHON ONLINE SAFETY, INC.

Gryphon Online Safety, Inc., a corporation (the "***Corporation***") organized and existing under the General Corporation Law of the State of Delaware (the "***General Corporation Law***") does hereby certify that:

1. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of Delaware on June 19, 2014.

2. The Amended and Restated Certificate of Incorporation in the form attached hereto as Exhibit A has been duly adopted in accordance with the provisions of Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

3. The Amended and Restated Certificate of Incorporation so adopted reads in full as set forth in Exhibit A attached hereto and is hereby incorporated herein by this reference.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by its Chief Executive Officer as of March 26, 2021.

GRYPHON ONLINE SAFETY, INC.

/s/ John J. Wu
John J. Wu, Chief Executive Officer

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF GRYPHON ONLINE SAFETY, INC.

ARTICLE 1. NAME

The name of this corporation is Gryphon Online Safety, Inc. (the "***Corporation***").

ARTICLE 2. ADDRESS

The address of the registered office of the Corporation in the State of Delaware is 3500 South Dupont Highway, Dover, Delaware 19901, County of Kent. The name of its registered agent at such address is Incorporating Services, Ltd.

ARTICLE 3. PURPOSE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE 4. AUTHORIZED CAPITAL

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 59,137,353 shares, consisting of (i) 40,000,000 shares of Common Stock, $0.0001 par value per share ("***Common Stock***") and (ii) 19,137,353 of Preferred Stock, $0.0001 par value per share ("***Preferred Stock***").

ARTICLE 5. RIGHTS, PREFERENCES, PRIVILEGES AND RESTRICTIONS OF CAPITAL STOCK

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General.

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting.

The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation of the Corporation (the

"***Amended and Restated Certificate***") that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate or pursuant to the General Corporation Law. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

9,582,809 of the shares of the authorized Preferred Stock of the Corporation are hereby designated "***Series Seed Preferred Stock***," 9,100,000 shares are designated "***Series A-1 Preferred Stock***" and 454,544 shares are designated "***Series A-2 Preferred Stock***." References herein to "Series A Preferred Stock" hereunder shall be deemed to refer to both the Series A-1 Preferred Stock and Series A-2 Preferred Stock together unless expressly stated otherwise. References herein to "Preferred Stock" hereunder shall be deemed to refer to both the Series Seed Preferred Stock and Series A Preferred Stock together unless expressly stated otherwise. The rights, preferences, powers, privileges and restrictions, qualifications and limitations granted to and imposed on each such series of Preferred Stock are as set forth below in this Part B of this Article 5. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article 5 refer to sections and subsections of Part B of this Article 5.

1. Dividend Preference.

(a) The Corporation shall not declare, pay or set aside any dividends on shares of any series of Preferred Stock or Common Stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate) (i) the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to 8.0% of the "Series Seed Original Issue Price" (as defined below), (ii) the holders of the Series A-1 Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A-1 Preferred Stock in an amount at least equal to 8.0% of the "Series A-1 Original Issue Price" (as defined below), and (iii) the holders of the Series A-2 Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series A-2 Preferred Stock in an amount at least equal to 8.0% of the "Series A-2 Issue Price" (as defined below). Any dividends shall be non-cumulative and shall be issued only when, as, and if declared by the Board of Directors of the Corporation (the "***Board of Directors***").

(b) After payment of the dividends to the holders of Preferred Stock in accordance with Section 1(a) above, any additional dividends or distributions shall be distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if all shares of Preferred Stock were converted to Common Stock at the then effective conversion rate.

2. Liquidation Preference.

(a) ***Preferential Payments to Holders of Preferred Stock***. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a "Deemed Liquidation Event" (as defined below), the holders of shares of the Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the "Available Proceeds" (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to (i) for each share of Series Seed Preferred Stock, the greater of the Series Seed Original Issue Price, plus any dividends declared but unpaid thereon, or such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event, (ii) for each share of Series A-1 Preferred Stock, the greater of the Series A-1 Original Issue Price, plus any dividends declared but unpaid thereon, or such amount per share as would have been payable had all shares of Series A-1 Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event, and (iii) for each share of Series A-2 Preferred Stock, the greater of the Series A-2 Original Issue Price, plus any dividends declared but unpaid thereon, or such amount per share as would have been payable had all shares of Series A-2 Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amounts payable pursuant to the foregoing sentence is hereinafter referred to as the "***Liquidation Amounts***"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2(a), the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "***Series Seed Original Issue Price***" shall mean $0.7143 per share of Series Seed Preferred Stock, the "***Series A-1 Original Issue Price***" shall mean $1.10 per share of Series A-1 Preferred Stock and the "***Series A-2 Original Issue Price***" shall mean $0.88 per share of Series A-2 Preferred Stock, subject in each case to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to each such series of Preferred Stock.

(b) ***Payments to Holders of Common Stock***. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2(a) or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

(c) ***Deemed Liquidation Events***.

(i) ***Definition***. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of at least a majority of the outstanding shares of Preferred Stock, voting as a separate class and on an as converted basis (the "***Requisite Holders***") elect otherwise by written notice sent to the Corporation at least 10 days prior to the effective date of any such event:

(1) a merger or consolidation in which (A) the Corporation is a constituent party or (B) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are

converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of the surviving or resulting corporation, or if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(2) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

(ii) ***Effecting a Deemed Liquidation Event.***

(1) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2(c)(i)(1)(A) unless the agreement or plan of merger or consolidation for such transaction (the "***Merger Agreement***") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Sections 2(a) and 2(b).

(2) In the event of a Deemed Liquidation Event referred to in Sections 2(c)(i)(1)(B) or Section 2(c)(i)(2), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right), pursuant to the terms of the following clause, to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than 120 days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "***Available Proceeds***"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Section 2(c)(ii)(2), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

(3) The Corporation shall send written notice of the redemption pursuant to Section 2(c)(ii)(2) (the "***Redemption Notice***") to each holder of record of Preferred Stock not less than 90 days after the Deemed Liquidation Event. Each Redemption Notice shall state: (i) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem, (ii) the date of

redemption (the "***Redemption Date***") and price per share of Preferred Stock to be redeemed (the "***Redemption Price***"), (iii) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Section 4(a)); and (iv) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed.

(4) On or before the Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder.

(5) If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the shares of Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor. Any shares of Preferred Stock which are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately canceled and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

(iii) ***Amount Deemed Paid or Distributed***. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

(iv) ***Allocation of Escrow and Contingent Consideration***. In the event of a Deemed Liquidation Event pursuant to Section 2(c)(i)(1)(A) or 2(c)(i)(1)(B), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "***Additional Consideration***"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "***Initial Consideration***") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2(a) and 2(b) as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2(a) and 2(b) after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2(c)(iv), consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting Rights.

(a) ***General***. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate, the holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

(b) ***Election of Directors***. The holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect two directors of the Corporation and, for so long as any shares of Series Seed Preferred Stock are then outstanding, the holders of record of the shares of Common Stock and Series Seed Preferred Stock, each voting as a separate class, shall be entitled to together elect one director of the Corporation. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Common Stock or Series Seed Preferred Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3(b), then any directorship not so filled shall remain vacant until such time as the holders of Common Stock or Series Seed Preferred Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock and Series A Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3(b), a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Section 3(b).

(c) ***Series Seed Preferred Stock Protective Provisions***. At any time when at least 1,000,000 shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate) the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock, voting as a separate class and on an as converted basis, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(i) amend, alter or repeal any of the powers, preferences or rights of the Series Seed Preferred Stock;

(ii) amend, alter or repeal any provision of this Amended and Restated Certificate or Bylaws of the Corporation;

(iii) increase or decrease the authorized number of shares of Common Stock or Preferred Stock, or any series thereof;

(iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

(v) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series Seed Preferred Stock in respect of any such right, preference, or privilege;

(vi) reclassify, alter or amend any existing security of the Corporation that is junior to the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series Seed Preferred Stock in respect of any such right, preference or privilege;

(vii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (a) redemptions of or dividends or distributions on the Series Seed Preferred Stock as expressly authorized herein, (b) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and (c) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

(viii) increase or decrease the authorized number of directors constituting the Board of Directors;

(ix) enter into any transaction with any officer, director or other affiliate of the Corporation other than in connection with such officer's, director's or affiliate's employment by the Corporation or the provision of services by such officer, director or other affiliate of the Corporation to the Corporation, unless otherwise approved by a majority of the disinterested members of the Board of Directors; or

(x) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, effect an initial public offering of the Corporation's securities, transfer a material asset of the Corporation to a third party, enter into an exclusive license of the Corporation's intellectual property outside of the ordinary course of business, or consent to any of the foregoing.

(d) ***Series A Preferred Stock Protective Provisions***. At any time when at least 25% of the initially issued Series A Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate) the written consent or affirmative vote of the holders of at least a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class and on an as converted basis, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(i) amend, alter or repeal any of the powers, preferences or rights of the Series A-1 Preferred Stock or Series A-2 Preferred Stock;

(ii) amend, alter or repeal any provision of this Amended and Restated Certificate or Bylaws of the Corporation if such amendment, alteration or repeal would materially and adversely affect the rights, preferences or privileges of the Series A-1 Preferred Stock or Series A-2 Preferred Stock;

(iii) increase or decrease the authorized number of shares of Common Stock or Preferred Stock, or any series thereof;

(iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock unless the same ranks junior to the Series A-1 Preferred Stock or Series A-2 Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

(v) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series A-1 Preferred Stock or Series A-2 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A-1 Preferred Stock or Series A-2 Preferred Stock in respect of any such right, preference, or privilege;

(vi) reclassify, alter or amend any existing security of the Corporation that is junior to the Series A-1 Preferred Stock or Series A-2 Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to or pari passu with the Series A-1 Preferred Stock or Series A-2 Preferred Stock in respect of any such right, preference or privilege;

(vii) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (a) redemptions of or dividends or distributions on the Series A Preferred Stock as expressly authorized herein, (b) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock, and (c) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

(viii) enter into any transaction with any officer, director or other affiliate of the Corporation other than in connection with such officer's, director's or affiliate's employment by the Corporation or the provision of services by such officer, director or other affiliate of the Corporation to the Corporation, unless otherwise approved by a majority of the disinterested members of the Board of Directors; or

(ix) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, effect an initial public offering of the Corporation's securities, transfer a material asset of the Corporation to a third party, enter into an exclusive license of the Corporation's intellectual property outside of the ordinary course of business, or consent to any of the foregoing.

(e) ***Special Series A Voting Procedures***. Each holder of Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged) shall have seven calendar days after receipt of notice (the "***Notice Period***") of any action subject to a vote of the holder. If a holder of Series A Preferred Stock fails to vote within the Notice Period, such failure will serve as authorization for the Board of Directors to vote such holder's shares in alignment with the majority of all voting Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged); provided, however, that if less than 33% of the aggregate number of outstanding shares of Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged) have voted within the Notice Period, the Notice Period will be extended by a minimum of seven calendar days up to a maximum of 14 calendar days until at least 33% of the aggregate number of outstanding shares of Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged) have voted on such action, and if, after the Notice Period has been extended up to the maximum 14 calendar days, less than 33% of the aggregate number of outstanding shares of Series A Preferred Stock (or, if converted or exchanged, such class of stock into which the Series A Preferred Stock may be converted or exchanged) have voted on such action, the Board of Directors shall be authorized to vote on such action on behalf of such shares that failed to vote in the Board of Directors' discretion.

4. Optional Conversion.

The holders of Preferred Stock shall have conversion rights as follows (the "***Conversion Rights***"):

(a) ***Right to Convert***.

(i) ***Series Seed Conversion Ratio***. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series Seed Original Issue Price by the "Series Seed Conversion Price" (as defined below) in effect at the time of conversion. The "***Series Seed Conversion Price***" for the Series Seed Preferred Stock shall initially be equal to the Series Seed Original Issue Price. Such initial Series Seed Conversion Price, and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

(ii) ***Series A-1 Conversion Ratio***. Each share of Series A-1 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A-1 Original Issue Price by the "Series A-1 Conversion Price" (as defined below) in effect at the time of conversion. The "***Series A-1 Conversion Price***" for the Series A-1 Preferred Stock shall initially be equal to the Series A-1 Original Issue Price. Such initial Series A-1 Conversion Price, and the rate at which shares of Series A-1 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

(iii) ***Series A-2 Conversion Ratio***. Each share of Series A-2 Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A-2 Original Issue Price by the "Series A-2 Conversion Price" (as defined below) in effect at the time of conversion. The "***Series A-2 Conversion Price***" for the Series A-2 Preferred Stock shall initially be equal to the Series A-2 Original Issue Price. Such initial Series A-2 Conversion Price, and the rate at which shares of Series A-2 Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

(iv) ***Termination of Conversion Rights***. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

(b) ***Fractional Shares***. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

(c) ***Mechanics of Conversion***.

(i) ***Notice of Conversion***. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "***Conversion Time***"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Section 4(b) in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion, and (iii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

(ii) ***Reservation of Shares***. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate. Before taking any action which would cause an adjustment reducing the Conversion Price for any series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

(iii) ***Effect of Conversion***. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 4(b) and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

(iv) ***No Further Adjustment***. Upon any such conversion, no adjustment to the Conversion Prices for each series of Preferred Stock shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

(v) ***Taxes***. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(d) ***Adjustments to Conversion Prices for Diluting Issues***.

(i) ***Special Definitions***. For purposes of this Article 5, the following definitions shall apply:

(1) "***Additional Shares of Common Stock***" shall mean all shares of Common Stock issued (or, pursuant to Section 4(d)(iii) below, deemed to be issued) by the Corporation after the Original Issue Date, other than the following shares of Common Stock and shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (collectively, "***Exempted Securities***"): (A) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on the actually issued Preferred Stock; (B) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Sections 4(e), 4(f), 4(g) or 4(h); (C) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors and the Requisite Holders; (D) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities issued pursuant to the immediately preceding subsections (B) or (C) or outstanding as of the Original Issue Date, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security; (E) shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors in an amount not to exceed three percent of the capitalization of the Company (on an as-converted basis); or (F) shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors in an amount not to exceed three percent of the capitalization of the Company (on an as-converted basis); provided that shares exempt pursuant to the immediately preceding subsections (E) and (F) shall not exceed, in the aggregate, three percent of the capitalization of the Company (on an as-converted basis).

(2) "***Convertible Securities***" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(3) "***Option***" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(4) "***Original Issue Date***" shall mean with respect to the Preferred Stock, the date on which the first share of Preferred Stock was issued.

(ii) ***No Adjustment of Conversion Prices***. No adjustment in a Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(iii) ***Deemed Issue of Additional Shares of Common Stock***.

(1) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of

holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(2) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series Seed Conversion Price, Series A-1 Conversion Price or Series A-2 Conversion Price pursuant to the terms of Section 4(d)(iv), are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Prices computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Prices as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (2) shall have the effect of increasing the Conversion Price for any series of Preferred Stock to an amount which exceeds the lower of (A) the Conversion Price for such series of Preferred Stock in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (B) the Conversion Prices that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(3) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 4(d)(iv) (either because the consideration per share (determined pursuant to Section 4(d)(v)) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (A) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (B) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4(d)(iii)(1) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(4) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price for any series of Preferred Stock pursuant to the terms of Section 4(d)(iv), the Conversion Price shall be readjusted to

such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(5) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Prices provided for in this Section 4(d)(iii) shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4(d)(iii). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Prices that would result under the terms of this Section 4(d)(iii) at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Prices that such issuance or amendment took place at the time such calculation can first be made.

(iv) ***Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock***. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4(d)(iii)), without consideration or for a consideration per share less than the Conversion Price for any series of Preferred Stock in effect immediately prior to such issuance or deemed issuance, then such Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(1) "***CP_2***" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(2) "***CP_1***" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(3) "***A***" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(4) "***B***" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(5) "*C*" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

(v) ***Determination of Consideration***. For purposes of this Section 4(d), the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(1) ***Cash and Property***. Such consideration shall: (A) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest; (B) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and (C) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (A) and (B) above, as determined in good faith by the Board of Directors.

(2) ***Options and Convertible Securities***. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4(d)(iii), relating to Options and Convertible Securities, shall be determined by dividing: (A) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by (B) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(vi) ***Multiple Closing Dates***. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price for any series of Preferred Stock pursuant to the terms of Section 4(d)(iv) then, upon the final such issuance, such Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

(e) ***Adjustment for Stock Splits and Combinations***. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of such Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price for each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of such Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

(f) ***Adjustment for Certain Dividends and Distributions***. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

(i) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(ii) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price for each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter each such Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

(g) ***Adjustments for Other Dividends and Distributions***. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

(h) ***Adjustment for Merger or Reorganization***. Subject to the provisions of Section 2(c), if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4(d), 4(f) or 4(g)), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price for each series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock. For the avoidance of doubt, nothing in this Section 4(h) shall be construed as preventing the holders of Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the General Corporation Law in connection with a merger triggering an adjustment hereunder, nor shall this Section 4(h) be deemed conclusive evidence of the fair value of the shares of Preferred Stock in any such appraisal proceeding.

(i) ***Certificate as to Adjustments***. Upon the occurrence of each adjustment or readjustment of the Conversion Price for each series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price for such series of Preferred Stock then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

(j) ***Notice of Record Date***. In the event:

(i) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(ii) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(iii) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (1) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (2) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

(a) ***Trigger Events***. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least five times the Series Seed Original Issue Price, in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $30,000,000 of gross proceeds to the Corporation or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4(a)(i) and (ii) such shares may not be reissued by the Corporation.

(b) ***Procedural Requirements***. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5(a), including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5(b). As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (i) issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated shares and may, upon written request, issue and deliver a certificate for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof, and (ii) pay cash as provided in Section 4(b) in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares.

Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7. ***Waiver.***

Any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

8. ***Notices.***

Any notice required or permitted by the provisions of this Article 5 to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE 6. BYLAWS

Subject to any additional vote required by this Amended and Restated Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE 7. BOARD OF DIRECTORS

Subject to any additional vote required by this Amended and Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

ARTICLE 8. ELECTION OF DIRECTORS

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE 9. MEETINGS OF STOCKHOLDERS

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE 10. LIMITATION OF DIRECTOR LIABILITY

To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article 10 by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE 11. INDEMNIFICATION

To the fullest extent permitted by applicable law, the Corporation shall provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the foregoing provisions of this Article 11 shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ARTICLE 12. EXCLUDED OPPORTUNITIES

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "***Excluded Opportunity***" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "***Covered Persons***"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article 12 will only be prospective and will not affect the rights under this Article 12 in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate, the affirmative vote of the Requisite Holders, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article 12.

ARTICLE 13. FORUM FOR DISPUTES

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Amended and Restated Certificate or Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article 13 shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article 13 (including, without limitation, each portion of any sentence of this Article 13 containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

CROWDFUNDING SAFE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE PRIMARY LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE,"

"INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Crowdfunding SAFE Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Crowdfunding SAFE (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Crowdfunding SAFE and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%%. Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the termination date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Bryn Mawr Trust Company (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by Subscriber reflected on the books and records of the Company (reflected either (i) under Subscriber's name or (ii) under StartEngine Primary, LLC as nominee) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.) or other SEC registered transfer agent as designated by the Company, which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF or (iii) under StartEngine Primary, LLC as custodian) as recorded by StartEngine Secure, LLC (an SEC registered Transfer Agent service operated by StartEngine Crowdfunding, Inc.).

(c) Special provisions for cryptocurrency payments**.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S. dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

(d) Transfers upon challenged transactions. In the event Subscriber challenges the payment of any amount hereunder for any reason or by any means, including but not limited to through a credit card dispute resolution process, and receives reimbursement of any amount after the Securities are issued, Subscriber agrees that it consents to the transfer of the Securities relating to such challenge to StartEngine Primary LLC or any affiliate thereof and hereby instructs the Company that such transfer be made to the order of StartEngine Primary LLC without any further action by Subscriber or the payment of any fee therefor.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business. Notwithstanding the foregoing, the Company represents and agrees that it will comply with the shareholder communications, notice and proxy provisions of %%STATE_INCORPORATED%%.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The Company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements meeting the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC under the Securities Act (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The auditing firm, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,500; or

(ii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $124,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

(k) Broker Dealer Registered Representatives. Subscriber understands and acknowledges that the investment is being made through StartEngine Primary LLC, a registered broker-dealer and member of FINRA and SIPC, which acts as the intermediary for this offering. Subscriber further understands that StartEngine Primary, in connection with this offering, may engage one or more registered representatives who are authorized to communicate with potential investors regarding the offering and to receive transaction-based compensation from StartEngine Primary. Subscriber acknowledges that such communications from registered representatives are made in StartEngine Primary's limited role as a placement agent. The Subscriber represents that, in making an investment decision, the Subscriber has relied upon (a) the information contained in the offering materials, (b) such independent inquiries as the Subscriber deemed necessary, and (c) the advice of the Subscriber's own legal, tax, accounting, and financial advisers, if any.

5. Manner of Holdings.

Subscriber consents to StartEngine Primary LLC holding the Securities as custodian (the "Custodian"). The Securities will be recorded on the books of the Company as being held by the Custodian in omnibus as legal holder of record of the securities. The undersigned will appear on the books of the Custodian as the beneficial owner of the Securities.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND IN CONNECTION WITH ITS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Crowdfunding SAFEs of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Crowdfunding SAFEs the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_SIGNATURE%%
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

Date %%NOW%%.

* * * * *

This Subscription is accepted on %%NOW%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[Crowdfunding SAFE FOLLOWS]

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

%%NAME_OF_ISSUER%%

CROWDFUNDING SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by %%VESTING_AS%% (the "**Investor**") of %%VESTING_AMOUNT%% (the "**Purchase Amount**") on or about %%TODAY%%, %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms set forth below.

The "**Discount Rate**" is %%DISCOUNT_RATE%%% .

The "**Post-Money Valuation Cap**" is $%%VALUATION_CAP%%.

See Section 2 for certain additional defined terms.

1. *Events*

(a) **Equity Financing**.

If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b) or 1(c), the Company shall notify the Investor of the closing of the Equity Financing and issue to the Investor a number of shares of the Crowdfunding Stock equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price.

(b) **Liquidity Event**.

If a Liquidity Event occurs before this instrument terminates in accordance with Sections 1(a) or 1(c), the Investor will automatically be entitled to receive a portion of Proceeds, payable immediately prior to or concurrent with the consummation of such Liquidity Event, equal to the greater of:

(i) the Purchase Amount (the "**Cash-Out Amount**"), or

(ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**").

Additionally, if any of the Company's securityholders are given a choice regarding the form and amount of Proceeds to be received in a Liquidity Event, the Investor shall be provided the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This instrument will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a) or 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in the lower price per share and therefore will result in a greater number of shares of the Crowdfunding Stock.

"Crowdfunding Stock" shall mean the Company's Series A-1 Preferred Stock.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing will not be deemed to be an underwritten offering and will not involve any underwriting services.

"**Discount Price**" means the lowest price per share of Equity Securities sold in an Equity Financing (determined without taking into account any incentives or other discount) multiplied by the Discount Rate. For clarity, if the Company increases the share price during the Equity Financing, the original price will be the lowest price per share for this purpose; however, if a Company offers a discount to certain investors during the Equity Financing, such discount will not be included when determining the lowest price per share.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" shall mean a bona fide transaction or series of transactions pursuant to which the Company sells its Equity Securities at a fixed valuation (including, but not limited to, a pre-money or post-money valuation), to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" is calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing will only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" is calculated as of immediately prior to the Liquidity Event, and (without double- counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;
- Includes all (i) issued and outstanding Options and (ii) to the extent receiving Proceeds, Promised Options;
- Includes all Converting Securities, **<u>other than</u>** any Safes and other convertible securities (including without limitation shares of Preferred Stock) where the holders of such securities are receiving Cash-Out Amounts or similar liquidation preference payments in lieu of Conversion Amounts or similar "as-converted" payments; and
- Excludes the Unissued Option Pool.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means either (i) the price per share equal to the Post-Money Valuation Cap divided by the Liquidity Capitalization or (ii) the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate, whichever calculation results in a lower price per share.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowdfunding Safe, which is issued by the Company for bonafide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Post-Money Valuation Cap divided by the Fully Diluted Capitalization.

"Unissued Option Pool" means all shares of Capital Stock that are reserved, available for future grant and not subject to any outstanding Options or Promised Options (but in the case of a Liquidity Event, only to the extent Proceeds are payable on such Promised Options) under any equity incentive or similar Company plan.

3. *Company Representations*

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of the Crowdfunding Stock, as applicable, issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Crowdfunding Stock and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Crowdfunding Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowdfunding Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowdfunding Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(a)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f) All rights and obligations hereunder will be governed by the laws of the State of %%STATE_INCORPORATED%%, without regard to the conflicts of law provisions of such jurisdiction.

(g) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be %%STATE_INCORPORATED%%. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(h) The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(*Signature page follows*)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

COMPANY

By: %%ISSUER_SIGNATURE%%

INVESTOR:

By: %%INVESTOR_SIGNATURES%%